REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Corporate Property Associates 16 - Global Incorporated:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income (loss), equity and cash flows present fairly, in all material respects, the financial position of Corporate Property Associates 16 – Global Incorporated and its subsidiaries (“the Company”) at December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
New York, New York
March 3, 2014

Exhibit 99.2 — 2

CORPORATE PROPERTY ASSOCIATES 16 – GLOBAL INCORPORATED

CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

	December 31,
	2013	2012
Assets
Investments in real estate:
Real estate, at cost (inclusive of $113,223 and $528,858, respectively, attributable to variable
interest entities (“VIEs”))	$2,158,181	$2,243,470
Operating real estate, at cost (inclusive of $29,219 and $29,219, respectively, attributable to VIEs)	86,065	85,565
Accumulated depreciation (inclusive of $19,822 and $68,529, respectively, attributable to VIEs)	(306,011)	(258,655)
Net investments in properties	1,938,235	2,070,380
Net investments in direct financing leases (inclusive of $43,789 and $48,363, respectively,
attributable to VIEs)	427,279	467,831
Equity investments in real estate	265,343	227,675
Net investments in real estate	2,630,857	2,765,886
Notes receivable (inclusive of $11,524 and $33,558, respectively, attributable to VIEs)	21,419	43,394
Cash and cash equivalents (inclusive of $1,567 and $10,993, respectively, attributable to VIEs)	70,672	66,405
In-place lease intangible assets, net (inclusive of $28,696 and $40,931, respectively,
attributable to VIEs)	212,062	260,120
Other intangible assets, net (inclusive of $8,219 and $21,251, respectively, attributable to VIEs)	152,894	182,972
Funds in escrow (inclusive of $1,838 and $3,268, respectively, attributable to VIEs)	25,319	23,274
Other assets, net (inclusive of $3,864 and $5,225, respectively, attributable to VIEs)	81,357	64,741
Total assets	$3,194,580	$3,406,792

Liabilities and Equity
Liabilities:
Non-recourse debt (inclusive of $124,811 and $485,951, respectively, attributable to VIEs)	$1,518,325	$1,644,180
Line of credit	155,000	143,000
Accounts payable, accrued expenses, and other liabilities (inclusive of $970 and $12,409, respectively,
attributable to VIEs)	66,829	40,931
Prepaid and deferred rental income and security deposits (inclusive of $17,556 and $25,402, respectively,
attributable to VIEs)	86,485	93,208
Due to affiliates	4,306	6,401
Distributions payable	34,744	33,965
Total liabilities	1,865,689	1,961,685
Redeemable noncontrolling interest	-	21,747
Commitments and contingencies (Note 12)

Equity:
CPA®:16 – Global stockholders’ equity:
Common stock $0.001 par value, 400,000,000 shares authorized;
221,841,495 and 216,822,067 shares issued, respectively; and
206,279,678 and 202,617,274 shares outstanding, respectively	222	217
Additional paid-in capital	2,025,418	1,980,984
Distributions and accumulated losses	(605,380)	(500,050)
Accumulated other comprehensive loss	(18,098)	(27,043)
Less: treasury stock at cost, 15,561,817 and 14,204,793 shares, respectively	(137,783)	(126,228)
Total CPA®:16 – Global stockholders’ equity	1,264,379	1,327,880
Noncontrolling interests	64,512	95,480
Total equity	1,328,891	1,423,360
Total liabilities and equity	$3,194,580	$3,406,792

See Notes to Consolidated Financial Statements.

Exhibit 99.2 — 3

CORPORATE PROPERTY ASSOCIATES 16 – GLOBAL INCORPORATED

CONSOLIDATED STATEMENTS OF INCOME
(in thousands)

	Years Ended December 31,
	2013	2012	2011
Revenues
Lease revenues:
Rental income	$230,963	$230,829	$221,674
Interest income from direct financing leases	36,616	36,372	32,414
Total lease revenues	267,579	267,201	254,088
Other real estate income	28,399	27,352	25,950
Other operating income	9,647	7,803	8,259
Interest income on notes receivable	2,512	3,520	4,463
	308,137	305,876	292,760
Operating Expenses
Depreciation and amortization	88,043	89,926	80,207
Property expenses	56,496	35,330	34,976
General and administrative	22,942	16,428	27,777
Other real estate expenses	20,296	20,330	19,218
Allowance for credit losses	3,626	-	-
Impairment charges	2,589	4,764	9,441
Issuance of Special Member Interest	-	-	34,300
	193,992	166,778	205,919
Other Income and Expenses
Net income from equity investments in real estate	23,423	17,752	22,071
Other income and (expenses)	2,590	979	(529)
Gain on deconsolidation of a subsidiary	1,580	-	-
(Loss) gain on extinguishment of debt	(2,451)	5,472	3,701
Interest expense	(93,730)	(99,322)	(101,241)
Bargain purchase gain on acquisition	-	1,617	28,709
	(68,588)	(73,502)	(47,289)
Income from continuing operations before income taxes	45,557	65,596	39,552
Provision for income taxes	(12,763)	(10,950)	(11,500)
Income from continuing operations	32,794	54,646	28,052

Discontinued Operations
Income from operations of discontinued properties, net of tax	15,867	2,527	6,661
Gain on deconsolidation of a subsidiary, net of tax	4,699	-	1,167
(Loss) gain on sale of real estate, net of tax	(318)	(4,087)	201
Loss on extinguishment of debt, net of tax	(1,746)	(342)	(566)
Allowance for credit losses, net of tax	(5,732)	-	-
Impairment charges, net of tax	(12,349)	(11,294)	(14,222)
Income (loss) from discontinued operations, net of tax	421	(13,196)	(6,759)

Net Income	33,215	41,450	21,293
Net loss (income) attributable to noncontrolling interests (inclusive of Available Cash Distributions to advisor of $15,182, $15,389, and $6,157, respectively)	1,079	(25,576)	(9,891)
Net (income) loss attributable to redeemable noncontrolling interests	(1,556)	2,192	(1,902)
Net Income Attributable to CPA®:16 – Global	$32,738	$18,066	$9,500

See Notes to Consolidated Financial Statements.

Exhibit 99.2 — 4

CORPORATE PROPERTY ASSOCIATES 16 – GLOBAL INCORPORATED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands)

	Years Ended December 31,
	2013	2012	2011
Net Income	$33,215	$41,450	$21,293
Other Comprehensive Income (Loss)
Foreign currency translation adjustments	9,814	7,905	(18,873)
Change in unrealized (depreciation) appreciation on marketable securities	(17)	43	(92)
Change in unrealized gain (loss) on derivative instruments	1,648	(5,851)	(849)
	11,445	2,097	(19,814)
Comprehensive Income	44,660	43,547	1,479

Amounts Attributable to Noncontrolling Interests
Net loss (income)	1,079	(25,576)	(9,891)
Foreign currency translation adjustments	(1,595)	(1,169)	(5,266)
Change in unrealized appreciation on marketable securities	-	-	(21)
Comprehensive income attributable to noncontrolling interests	(516)	(26,745)	(15,178)

Amounts Attributable to Redeemable Noncontrolling Interest
Net (income) loss	(1,556)	2,192	(1,902)
Foreign currency translation adjustments	(905)	(441)	499
Comprehensive (income) loss attributable to redeemable noncontrolling interest	(2,461)	1,751	(1,403)

Comprehensive Income (Loss) Attributable to CPA®:16 – Global	$41,683	$18,553	$(15,102)

See Notes to Consolidated Financial Statements.

Exhibit 99.2 — 5

CORPORATE PROPERTY ASSOCIATES 16 – GLOBAL INCORPORATED

CONSOLIDATED STATEMENTS OF EQUITY
Years Ended December 31, 2013, 2012, and 2011
(in thousands, except share and per share amounts)

	CPA®:16 – Global Stockholders
				Distributions	Accumulated		Total
	Total		Additional	and	Other		CPA®:16 –
	Outstanding	Common	Paid-In	Accumulated	Comprehensive	Treasury	Global	Noncontrolling
	Shares	Stock	Capital	Losses	Loss	Stock	Stockholders	Interests	Total
Balance at January 1, 2011	125,756,357	$135	$1,216,565	$(275,948)	$(8,460)	$(81,080)	$851,212	$79,139	$930,351
Shares issued, net of offering costs	3,746,731	3	31,327				31,330		31,330
Shares issued to affiliates	15,641,539	16	137,752				137,768		137,768
Shares issued to shareholders of CPA®:14 in the CPA®:14/16 Merger	57,365,145	57	510,492				510,549		510,549
Issuance of noncontrolling interest							-	78,136	78,136
Purchase of noncontrolling interests through CPA®:14/16 Merger			3,543		5,532		9,075	(54,964)	(45,889)
Issuance of Special Member Interest			34,612				34,612	34,612	69,224
Change of ownership interest							-	(34,300)	(34,300)
Distributions declared ($0.6642 per share)				(116,465)			(116,465)		(116,465)
Contributions from noncontrolling interests							-	2,271	2,271
Distributions to noncontrolling interests							-	(42,846)	(42,846)
Net income				9,500			9,500	9,891	19,391
Other comprehensive loss:
Foreign currency translation adjustments					(23,640)		(23,640)	5,266	(18,374)
Change in unrealized loss on derivative instruments					(849)		(849)		(849)
Change in unrealized depreciation on marketable securities					(113)		(113)	21	(92)
Repurchase of shares	(2,250,087)					(18,922)	(18,922)		(18,922)
Balance at December 31, 2011	200,259,685	211	1,934,291	(382,913)	(27,530)	(100,002)	1,424,057	77,226	1,501,283
Shares issued, net of offering costs	4,064,041	5	34,974				34,979		34,979
Shares issued to affiliates	1,295,937	1	11,719				11,720		11,720
Distributions declared ($0.6692 per share)				(135,203)			(135,203)		(135,203)
Contributions from noncontrolling interests							-	20,797	20,797
Distributions to noncontrolling interests							-	(29,288)	(29,288)
Net income				18,066			18,066	25,576	43,642
Other comprehensive income:
Foreign currency translation adjustments					6,295		6,295	1,169	7,464
Change in unrealized loss on derivative instruments					(5,851)		(5,851)		(5,851)
Change in unrealized appreciation on marketable securities					43		43		43
Repurchase of shares	(3,002,389)					(26,226)	(26,226)		(26,226)
Balance at December 31, 2012	202,617,274	217	1,980,984	(500,050)	(27,043)	(126,228)	1,327,880	95,480	1,423,360
Shares issued, net of offering costs	3,904,614	4	32,645				32,649		32,649
Shares issued to affiliates	1,114,814	1	9,732				9,733		9,733
Hellweg 2 option exercise			2,057				2,057	(2,057)	-
Distributions declared ($0.6724 per share)				(138,068)			(138,068)		(138,068)
Contributions from noncontrolling interests							-	461	461
Distributions to noncontrolling interests							-	(29,888)	(29,888)
Net income				32,738			32,738	(1,079)	31,659
Other comprehensive income:
Foreign currency translation adjustments					7,314		7,314	1,595	8,909
Change in unrealized gain on derivative instruments					1,648		1,648		1,648
Change in unrealized depreciation on marketable securities					(17)		(17)		(17)
Repurchase of shares	(1,357,024)					(11,555)	(11,555)		(11,555)
Balance at December 31, 2013	206,279,678	$222	$2,025,418	$(605,380)	$(18,098)	$(137,783)	$1,264,379	$64,512	$1,328,891

See Notes to Consolidated Financial Statements.

Exhibit 99.2 — 6

CORPORATE PROPERTY ASSOCIATES 16 – GLOBAL INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended December 31,
	2013	2012	2011
Cash Flows — Operating Activities
Net income	$33,215	$41,450	$21,293
Adjustments to net income:
Depreciation and amortization including intangible assets and deferred financing costs	94,437	104,585	92,026
Net (income) loss from equity investments in real estate in excess of distributions received	(2,863)	3,293	(824)
Gain on bargain purchase	-	(1,617)	(28,709)
Issuance of Special Member Interest	-	-	34,300
Gain on deconsolidation of a subsidiary	(6,279)	-	(1,167)
(Gain) loss on sale of real estate	(55)	4,087	(471)
Unrealized (gain) loss on foreign currency transactions and other	(1,671)	455	2,308
Realized (gain) loss on foreign currency transactions and other	(329)	17	(1,815)
Straight-line rent adjustment and amortization of rent-related intangibles	16,650	16,463	357
Loss (gain) on extinguishment of debt	-	(5,130)	(3,135)
Impairment charges	14,938	16,058	23,663
Allowance for credit losses	9,358	-	-
Net changes in other operating assets and liabilities	18,750	11,278	19,101
Net Cash Provided by Operating Activities	176,151	190,939	156,927

Cash Flows — Investing Activities
Distributions received from equity investments in real estate in excess of equity income	13,148	14,489	38,034
Capital contributions to equity investments in real estate related to transactions	(45,319)	-	-
Distributions received from equity investments in real estate related to transactions	1,890	-	-
Acquisitions of real estate	(4,772)	(2,621)	(7,794)
Capital improvements	(2,068)	(504)	-
Cash acquired through CPA®:14/16 Merger	-	-	189,438
Cash and other distributions paid to liquidating shareholders of CPA®:14 in connection with the CPA®:14/16 Merger	-	-	(539,988)
Cash acquired on issuance of additional shares in subsidiary	-	-	7,121
Maturities (purchases) of debt securities	130	133	(4,340)
Proceeds from sale of real estate	127,668	25,066	131,077
Funds placed in escrow	(11,438)	(16,648)	(11,735)
Funds released from escrow	10,015	16,960	18,828
Payment of deferred acquisition fees to an affiliate	(546)	(1,633)	(1,911)
Proceeds from repayment of notes receivable	286	37,356	-
Cash receipts from direct financing leases greater than revenue recognized	5,296	-	-
Net Cash Provided by (Used in) Investing Activities	94,290	72,598	(181,270)

Cash Flows — Financing Activities
Distributions paid	(137,289)	(134,649)	(103,880)
Contributions from noncontrolling interests	2,833	20,797	2,597
Distributions to noncontrolling interests	(32,299)	(31,108)	(44,768)
Scheduled payments of mortgage principal	(43,748)	(85,990)	(52,034)
Prepayments of mortgage principal	(105,824)	(62,439)	(155,489)
Proceeds from mortgage financing	15,955	67,555	76,275
Proceeds from line of credit	170,000	35,000	327,000
Repayments of line of credit	(158,000)	(119,000)	(100,000)
Funds placed in escrow	56	83	64
Funds released from escrow	(62)	(2,738)	(1,025)
Deferred financing costs and mortgage deposits	(290)	(3,568)	(6,080)
Proceeds from issuance of shares, net of issuance costs	32,582	34,911	152,330
Purchase of treasury stock	(11,555)	(26,226)	(18,922)
Net Cash (Used in) Provided by Financing Activities	(267,641)	(307,372)	76,068

Change in Cash and Cash Equivalents During the Year
Effect of exchange rate changes on cash	1,467	546	(1,043)
Net increase (decrease) in cash and cash equivalents	4,267	(43,289)	50,682
Cash and cash equivalents, beginning of year	66,405	109,694	59,012
Cash and cash equivalents, end of year	$70,672	$66,405	$109,694

(Continued)

Exhibit 99.2 — 7

CORPORATE PROPERTY ASSOCIATES 16 – GLOBAL INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Continued)

Supplemental non-cash investing and financing activities:

During 2013, we deconsolidated an investment with carrying values for its net investment in properties, non-recourse debt, and accrued interest payable of $8.7 million, $13.0 million, and $0.4 million, respectively, and recognized a gain on the deconsolidation of $4.7 million (Note 16).

During 2013, we deconsolidated an investment with carrying values for its net investment in direct financing leases, non-recourse debt, and accrued interest payable of $2.4 million, $3.7 million, and $0.3 million, respectively, and recognized a gain on the deconsolidation of $1.6 million (Note 6).

During 2013, we incurred trade taxes related to prior years’ activity on our Hellweg Die Profi-Baumärkte GmbH & Co. KG (“Hellweg 2”) investment of $2.4 million. The taxes were attributable to our third-party partner’s redeemable noncontrolling interest in the investment and paid by that partner.

In a series of transactions which were completed during 2013, our Hellweg 2 Note was effectively redeemed in exchange for the redeemable noncontrolling interest in our PropCo subsidiary, as described in Note 6. Both the Hellweg 2 Note and the redeemable noncontrolling interest in our PropCo subsidiary had a carrying value of approximately $22.7 million at the time of redemption (Note 14).

During 2013, we reclassified $0.6 million related to a property from Net investments in direct financing leases to Real estate in connection with a tenant lease termination (Note 6).

During 2013, 2012, and 2011, we paid asset management fees of $9.8 million, $11.8 million, and $16.8 million, respectively, to W. P. Carey Inc. (“WPC”) and its subsidiaries (collectively, the “advisor”) in shares of our common stock (Note 4).

During 2013, in connection with the sale of a property to an existing tenant, we modified the terms of its remaining lease obligations to include a portion of the sale price of the disposed building in its future rental payments in the amount of $9.7 million.

During the fourth quarter of 2013 and 2012, we declared distributions totaling $34.7 million and $34.0 million, respectively, which were paid on January 15, 2014 and 2013, respectively.

During 2011, we deconsolidated an investment with carrying values for its net investment in properties, intangible assets, net, other assets, net, non-recourse debt, and accounts payable, accrued expenses, and other liabilities of $36.5 million, $1.5 million, less than $0.1 million, $38.7 million, and $0.6 million, respectively, and recognized a gain on the deconsolidation of $1.2 million (Note 16).

In January 2011, we acquired shares in a subsidiary of Corporate Property Associates 14 Incorporated (“CPA®:14”) that owns ten properties in France (the “Carrefour Properties”) in exchange for newly issued shares in one of our wholly-owned subsidiaries with a fair value of $75.5 million. The newly issued equity in our subsidiary, which is in substance real estate, resulted in a reduction of our effective ownership stake in the entity from 100% to 3%; however, we continued to consolidate this entity in the first quarter of 2011 because we effectively bought back these shares as part of the CPA®:14 merger with and into CPA 16 Merger Sub, Inc. (“CPA 16 Merger Sub”) (the “CPA®:14/16 Merger,” Note 3). As a result of the CPA®:14/16 Merger, we acquired the remaining 97% interest in this entity on May 2, 2011.

On May 2, 2011, we acquired all of the outstanding stock of CPA®:14 in exchange for 57,365,145 newly issued shares of our common stock with a fair value of $510.5 million and cash of $444.0 million in the CPA®:14/16 Merger.

Exhibit 99.2 — 8

These transactions consisted of the acquisition and assumption of certain assets and liabilities, respectively, as detailed in the table below (in thousands):

	Carrefour	CPA®:14
Assets Acquired at Fair Value:
Investments in real estate	$97,722	$604,093
Net investment in direct financing leases	-	161,414
Assets held for sale	-	11,202
Equity investments in real estate	-	134,609
Intangible assets	48,029	418,631
Other assets, net	154	27,264
Liabilities Assumed at Fair Value:
Non-recourse debt	(81,671)	(460,007)
Accounts payable, accrued expenses, and other liabilities	(1,193)	(9,878)
Prepaid and deferred rental income and security deposits	(96)	(49,412)
Due to affiliates	-	(2,753)
Distributions payable	-	(95,943)
Amounts attributable to noncontrolling interests	(70,066)	58,188
Net (liabilities assumed) assets acquired excluding cash	(7,121)	797,408
Fair value of common shares issued	-	(510,549)
Cash consideration	-	(444,045)
Change in interest upon acquisition of noncontrolling interest of Carrefour	-	(3,543)
Bargain purchase gain on acquisition	-	(28,709)
Cash acquired on acquisition of subsidiaries, net	$(7,121)	$(189,438)

Supplemental cash flow information (in thousands):

	Years Ended December 31,
	2013	2012	2011
Interest paid	$95,946	$104,819	$107,429
Income taxes paid	$9,791	$9,741	$8,431

See Notes to Consolidated Financial Statements.

Exhibit 99.2 — 9

CORPORATE PROPERTY ASSOCIATES 16 – GLOBAL INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Business and Organization

Corporate Property Associates 16 – Global Incorporated (“CPA®:16 – Global” and, together with its consolidated subsidiaries and predecessors, “we,” “us,” or “our”) was a publicly owned, non-listed real estate investment trust (“REIT”) that invested primarily in commercial properties leased to companies domestically and internationally. On July 25, 2013, we and WPC entered into a merger agreement pursuant to which we will merge with and into one of WPC’s subsidiaries and CPA®:16 – Global’s stockholders will receive shares of WPC common stock as merger consideration, based on a fixed value of $11.25 per share, subject to a pricing collar (the “Merger”). On January 24, 2014, our stockholders and the stockholders of WPC approved the Merger and it was completed on January 31, 2014 (Note 4, Note 17).

We were formed in 2003 and were managed by the advisor. As a REIT, we are not subject to United States (“U.S.”) federal income taxation as long as we satisfy certain requirements, principally relating to the nature of our income, the level of our distributions, and other factors. We earn revenue principally by leasing the properties we own to single corporate tenants, primarily on a triple-net lease basis, which requires the tenant to pay substantially all of the costs associated with operating and maintaining the property. Revenue is subject to fluctuation primarily because of the timing of new lease transactions, lease terminations, lease expirations, contractual rent adjustments, tenant defaults, and sales of properties.

At December 31, 2013, our portfolio was comprised of our full or partial ownership interests in 467 properties, substantially all of which were triple-net leased to 139 tenants, and totaled approximately 45 million square feet (unaudited), with an occupancy rate of approximately 97.8% (unaudited). In addition, our portfolio contained our ownership interests in two hotel properties, which had an aggregate net carrying value of $66.7 million at December 31, 2013.

On May 2, 2011, CPA®:14 merged with and into CPA 16 Merger Sub, one of our wholly-owned subsidiaries. Following the consummation of the CPA®:14/16 Merger, we implemented an internal reorganization pursuant to which we were reorganized as an umbrella partnership real estate investment trust (the “UPREIT Reorganization”) to hold substantially all of our assets and liabilities in CPA 16 LLC (the “Operating Partnership”), a Delaware limited liability company subsidiary (Note 3). At December 31, 2013, we owned 99.985% of general and limited partnership interests in the Operating Partnership. The remaining 0.015% interest (the “Special Member Interest”) in the Operating Partnership is held by a subsidiary of WPC.

Note 2. Summary of Significant Accounting Policies

Basis of Consolidation

Our consolidated financial statements reflect all of our accounts, including those of our controlled subsidiaries. The portion of equity in a subsidiary that is not attributable, directly or indirectly, to us is presented as noncontrolling interests. All significant intercompany accounts and transactions have been eliminated.

When we obtain an economic interest in an entity, we evaluate the entity to determine if it is deemed a variable interest entity (“VIE”). We apply accounting guidance for consolidation of VIEs to certain entities in which the equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Fixed price purchase and renewal options within a lease as well as certain decision-making rights within a loan can cause us to consider an entity a VIE.

We review the contractual arrangements provided for in the partnership agreement or other related contracts to determine whether the entity is considered a VIE, and to establish whether we have any variable interests in the VIE. We then compare our variable interests, if any, to those of the other variable interest holders to determine which party is the primary beneficiary of a VIE based on whether the entity (i) has the power to direct the activities that most significantly impact the economic performance of the VIE, and (ii) has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE.

For an entity that is not considered to be a VIE, the general partners in a limited partnership (or similar entity) are presumed to control the entity regardless of the level of their ownership and, accordingly, may be required to consolidate the entity. We evaluate the partnership agreements or other relevant contracts to determine whether there are provisions in the agreements that would overcome this presumption. If the agreements provide the limited partners with either (a) the substantive ability to dissolve or liquidate the

Exhibit 99.2 — 10

Notes to Consolidated Financial Statements

limited partnership or otherwise remove the general partners without cause or (b) substantive participating rights, the limited partners’ rights overcome the presumption of control by a general partner of the limited partnership, and, therefore, the general partner must account for its investment in the limited partnership using the equity method of accounting.

We have investments in tenancy-in-common interests in various domestic and international properties. Consolidation of these investments is not required as such interests do not qualify as VIEs and do not meet the control requirement required for consolidation. Accordingly, we account for these investments using the equity method of accounting. We use the equity method of accounting because the shared decision-making involved in a tenancy-in-common interest investment provides us with significant influence on the operating and financial decisions of these investments.

Additionally, we own interests in single-tenant net leased properties leased to companies through noncontrolling interests in partnerships and limited liability companies that we do not control but over which we exercise significant influence. We account for these investments under the equity method of accounting. At times, the carrying value of our equity investments may fall below zero for certain investments. We intend to fund our share of the jointly-owned investments’ future operating deficits should the need arise. However, we have no legal obligation to pay for any of the liabilities of such investments nor do we have any legal obligation to fund operating deficits.

We previously determined that our Hellweg 2 investment was a VIE and that we were its primary beneficiary. In connection with the Hellweg 2 call option exercise (Note 14), the Hellweg 2 investment was restructured. Subsequent to the restructuring, it did not meet the criteria to be classified as a VIE in accordance with Accounting Standards Codification (“ASC”) 810-10-15-14 and is no longer a VIE. We continue to consolidate our Hellweg 2 investment. There were no other changes to our VIE classifications during 2013.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation. The consolidated financial statements included in this Report have been retrospectively adjusted to reflect the disposition (or planned disposition) of certain properties as discontinued operations.

Accounting for Acquisitions

In accordance with the guidance for business combinations, we determine whether a transaction or other event is a business combination, which requires that the assets acquired and liabilities assumed constitute a business. Each business combination is then accounted for by applying the acquisition method. If the assets acquired are not a business, we account for the transaction or other event as an asset acquisition. Under both methods, we recognize the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquired entity. In addition, for transactions that are business combinations, we evaluate the existence of goodwill or a gain from a bargain purchase. We immediately expense acquisition-related costs and fees associated with business combinations.

Purchase Price Allocation

When we acquire properties with leases classified as operating leases, we allocate the purchase price to the tangible and intangible assets and liabilities acquired based on their estimated fair values. We determine the value of the tangible assets, consisting of land, buildings, and site improvements, and intangible assets, including the above- and below-market value of leases and the value of in-place leases at their estimated fair values. Land is typically valued utilizing the sales comparison (or market approach). Buildings are valued, as if vacant, using the cost and/or income approach. Site improvements are valued using the cost approach. The fair value of real estate is determined by reference to portfolio appraisals which determines their values, on a property level, by applying a discounted cash flow analysis to the estimated net operating income for each property in the portfolio during the remaining anticipated lease term, and the estimated residual value. The estimated residual value of each property is based on a hypothetical sale of the property upon expiration of the lease, factoring in the re-tenanting of such property at estimated current market rental rates, applying a selected capitalization rate and deducting estimated costs of sale. The discount rates and residual capitalization rates used to value the properties are selected based on several factors, including the creditworthiness of the lessees, industry surveys, property type, location and age, current lease rates relative to market lease rates and anticipated lease duration. In the case where a tenant has a purchase option deemed to be materially favorable to the tenant, or the tenant has long-term renewal options at rental rates below estimated market rental rates, the appraisal assumes the exercise of such purchase option or long-term renewal options in its determination of residual value. Where a property is deemed to have excess land, the discounted cash flow analysis includes the estimated excess land value at the assumed expiration of the lease, based upon an analysis of comparable land sales or listings in the general market area of the property grown at estimated market growth rates through the year of lease expiration. For those properties that are under contract for sale, the appraised value of the portfolio reflects the current contractual sale price of such properties. See Real Estate Leased to Others and Depreciation below for a discussion of our significant accounting policies related to tangible assets.

Exhibit 99.2 — 11

Notes to Consolidated Financial Statements

We record above- and below-market lease values for owned properties based on the present value (using a discount rate reflecting the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the leases negotiated and in place at the time of acquisition of the properties and (ii) our estimate of fair market lease rates for the property or equivalent property, both of which are measured over a period equal to the estimated lease term which includes renewal options with rental rates below estimated market rental rates. We amortize the capitalized above- lease value as a reduction of rental income over the estimated market lease term. We amortize the capitalized below-market lease value as an increase to rental income over the initial term and any below-market fixed-rate renewal periods in the respective leases. We include the value of below-market leases in Prepaid and deferred rental income and security deposits in the consolidated financial statements.

The value of any in-place lease is estimated to be equal to the property owners’ avoidance of costs necessary to release the property for a lease term equal to the remaining primary in-place lease term and the value of investment grade tenancy. The cost avoidance to the property owners’ of vacancy/leasing costs necessary to lease the property for a lease term equal to the remaining in-place lease term is derived first by determining the in-place lease term on the subject lease. Then, based on our review of the market, the cost to be borne by a property owner to replicate a market lease to the remaining in-place term is estimated. These costs consist of: (i) rent lost during downtime (i.e. assumed periods of vacancy); (ii) estimated expenses that would be incurred by the property owner during periods of vacancy; (iii) rent concessions (i.e. free rent); (iv) leasing commissions; and (v) tenant improvement allowances given to tenants. We determine these values using our estimates or by relying in part upon third-party appraisals. We amortize the capitalized value of in-place lease intangibles to expense over the remaining initial term of each lease. No amortization period for intangibles will exceed the remaining depreciable life of the building.

If a lease is terminated, we charge the unamortized portion of above- and below-market lease values to lease revenue and in-place lease and tenant relationship values to amortization expense. We amortize the capitalized value of in-place lease intangibles and tenant relationships to expense over the remaining initial term of each lease.

When we acquire leveraged properties, the fair value of debt instruments acquired is determined using a discounted cash flow model with rates that take into account the credit of the tenants, where applicable, and interest rate risk. Such resulting premium or discount is amortized over the remaining term of the obligation. We also consider the value of the underlying collateral taking into account the quality of the collateral, the credit quality of the company, the time until maturity and the current interest rate.

Real Estate and Operating Real Estate

We carry land and buildings and personal property at cost less accumulated depreciation. We charge expenditures for maintenance and repairs, including routine betterments, to operations as incurred. We capitalize significant renovations that increase the useful life of the properties.

Real Estate Under Construction

For properties under construction, operating expenses including interest charges and other property expenses, including real estate taxes, are capitalized rather than expensed. We capitalize interest by applying the interest rate applicable to outstanding borrowings to the average amount of accumulated qualifying expenditures for properties under construction during the period.

Assets Held for Sale

We classify those assets that are associated with operating leases as held for sale when we have entered into a contract to sell the property, all material due diligence requirements have been satisfied and we believe it is probable that the disposition will occur within one year. Assets held for sale are recorded at the lower of carrying value or estimated fair value, less estimated costs to sell. The results of operations and the related gain or loss on sale of properties that have been sold or that are classified as held for sale, and in which we will have no significant continuing involvement, are included in discontinued operations (Note 16).

If circumstances arise that we previously considered unlikely and, as a result, we decide not to sell a property previously classified as held for sale, we reclassify the property as held and used. We measure and record a property that is reclassified as held and used at the lower of (i) its carrying amount before the property was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the property been continuously classified as held and used or (ii) the estimated fair value at the date of the subsequent decision not to sell.

We recognize gains and losses on the sale of properties when, among other criteria, we no longer have continuing involvement, the parties are bound by the terms of the contract, all consideration has been exchanged and all conditions precedent to closing have been performed. At the time the sale is consummated, a gain or loss is recognized as the difference between the sale price, less any selling costs, and the carrying value of the property.

Exhibit 99.2 — 12

Notes to Consolidated Financial Statements

Notes Receivable

For investments in mortgage notes and loan participations, the loans are initially reflected at acquisition cost which consists of the outstanding balance, net of the acquisition discount or premium. We amortize any discount or premium as an adjustment to increase or decrease, respectively, the yield realized on these loans over the life of the loan. As such, differences between carrying value and principal balances outstanding do not represent embedded losses or gains as we generally plan to hold such loans to maturity.

Allowance for Doubtful Accounts

We consider direct financing leases and notes receivable to be past-due or delinquent when a contractually required principal or interest payment is not remitted in accordance with the provisions of the underlying agreement. We evaluate each account individually and set up an allowance when, based upon current information and events, it is probable that we will be unable to collect all amounts due according to the existing contractual terms, and the amount can be reasonably estimated.

Cash and Cash Equivalents

We consider all short-term, highly liquid investments that are both readily convertible to cash and have a maturity of three months or less at the time of purchase to be cash equivalents. Items classified as cash equivalents include commercial paper and money-market funds. Our cash and cash equivalents are held in the custody of several financial institutions, and these balances, at times, exceed federally insurable limits. We seek to mitigate this risk by depositing funds only with major financial institutions.

Marketable Securities

Marketable securities, which consist of common stock in publicly traded companies, are classified as available for sale securities and reported at fair value, with any unrealized gains and losses on these securities reported as a component of Other comprehensive income (loss) until realized.

Other Assets and Other Liabilities

We include accounts receivable, derivatives, stock warrants, marketable securities, deferred charges, and deferred rental income in Other assets, net. We include derivatives and miscellaneous amounts held on behalf of tenants in Other liabilities. Deferred charges are costs incurred in connection with mortgage financings and refinancings that are amortized over the terms of the mortgages and included in Interest expense in the consolidated financial statements. Deferred rental income is the aggregate cumulative difference for operating leases between scheduled rents that vary during the lease term, and rent recognized on a straight-line basis.

Deferred Acquisition Fees Payable to Affiliate

Fees payable to the advisor for structuring and negotiating investments and related mortgage financing on our behalf are included in Due to affiliates. A portion of these fees is payable in equal annual installments each January of the three calendar years following the date on which a property was purchased. Payment of such fees is subject to the performance criterion (Note 4).

Treasury Stock

Treasury stock is recorded at cost under our redemption plan, pursuant to which we may elect to redeem shares at the request of our stockholders, subject to certain exceptions, conditions, and limitations. The maximum amount of shares purchasable by us in any period depends on a number of factors and is at the discretion of our board of directors.

Special Member Interest

We accounted for the Special Member Interest as a noncontrolling interest based on the fair value of the rights attributed to the interest at the time it was transferred to a subsidiary of WPC (the “Special General Partner”) (Note 3). The Special Member Interest entitles the Special General Partner to cash distributions and, in the event there is a termination or non-renewal of the advisory agreement, redemption rights. In exchange for the Special Member Interest, we amended the fee arrangement with the advisor. The Special Member Interest was accounted for at fair value representing the estimated net present value of the related fee reduction. Cash distributions to the Special General Partner are accounted for as an allocation to net income attributable to noncontrolling interest.

Exhibit 99.2 — 13

Notes to Consolidated Financial Statements

Revenue Recognition

Real Estate Leased to Others

We lease real estate to others primarily on a triple-net leased basis, whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance, repairs, and improvements. For the years ended December 31, 2013, 2012, and 2011, although we are legally obligated for the payment, pursuant to our lease agreements with our tenants, lessees were responsible for the direct payment to the taxing authorities of real estate taxes of approximately $32.4 million, $32.9 million, and $36.3 million, respectively, which are included in Property expenses in the consolidated financial statements.

Substantially all of our leases provide for either scheduled rent increases, periodic rent adjustments based on formulas indexed to changes in the CPI or similar indices or percentage rents. CPI-based adjustments are contingent on future events and are therefore not included in straight-line rent calculations. We recognize rents from percentage rents as reported by the lessees, which is after the level of sales requiring a rental payment to us is reached. Percentage rents were insignificant for the periods presented.

We account for leases as operating or direct financing leases as described below:

Operating leases — We record real estate at cost less accumulated depreciation; we recognize future minimum rental revenue on a straight-line basis over the non-cancelable lease term of the related leases and charge expenses to operations as incurred (Note 5).

Direct financing method — We record leases accounted for under the direct financing method at their net investment (Note 6). We defer and amortize unearned income to income over the lease term so as to produce a constant periodic rate of return on our net investment in the lease.

Depreciation

We compute depreciation of building and related improvements using the straight-line method over the estimated remaining useful lives of the properties (not to exceed 40 years). We compute depreciation of tenant improvements using the straight-line method over the lesser of the remaining term of the lease or the estimated useful life.

Impairments

We periodically assess whether there are any indicators that the value of our long-lived assets may be impaired or that their carrying value may not be recoverable. These impairment indicators include, but are not limited to, the vacancy of a property that is not subject to a lease; a lease default by a tenant that is experiencing financial difficulty; the termination of a lease by a tenant or the rejection of a lease in a bankruptcy proceeding. We may incur impairment charges on long-lived assets, including real estate, assets held for sale, direct financing leases, and equity investments in real estate. Our policies for evaluating whether these assets are impaired are presented below.

Real Estate

For real estate assets, which include intangibles, in which an impairment indicator is identified, we follow a two-step process to determine whether an asset is impaired and to determine the amount of the charge. First, we compare the carrying value of the property’s asset group to the future net undiscounted cash flow that we expect the property’s asset group will generate, including any estimated proceeds from the eventual sale of the property’s asset group. The undiscounted cash flow analysis requires us to make our best estimate of, among other things, market rents, residual values, and holding periods. Depending on the assumptions made and estimates used, the future cash flow projected in the evaluation of long-lived assets can vary within a range of outcomes. We consider the likelihood of possible outcomes in determining our estimate of future cash flows. If the future net undiscounted cash flow of the property’s asset group is less than the carrying value, the property’s asset group is considered to be impaired. We then measure the loss as the excess of the carrying value of the property’s asset group over its estimated fair value.

Assets Held for Sale

When we classify an asset as held for sale, we compare the asset’s estimated fair value less estimated cost to sell to its carrying value. If the estimated fair value less estimated cost to sell is less than the property’s carrying value, we reduce the carrying value to the estimated fair value, less cost to sell. We will continue to review the property for subsequent changes in the estimated fair value and may recognize an additional impairment charge if warranted.

Exhibit 99.2 — 14

Notes to Consolidated Financial Statements

Direct Financing Leases

We review our direct financing leases at least annually to determine whether there has been an other-than-temporary decline in the current estimate of residual value of the property. The residual value is our estimate of what we could realize upon the sale of the property at the end of the lease term, based on market information. If this review indicates that a decline in residual value has occurred that is other-than-temporary, we recognize an impairment charge equal to the difference between the fair value and carrying value of the residual.

Equity Investments in Real Estate

We evaluate our equity investments in real estate on a periodic basis to determine if there are any indicators that the value of our equity investment may be impaired and whether or not that impairment is other-than-temporary. To the extent an other-than-temporary impairment has occurred, we measure the charge as the excess of the carrying value of our investment over its estimated fair value, which is determined by multiplying the estimated fair value of the underlying investment’s net assets by our ownership interest percentage. For our equity investments in real estate, we calculate the estimated fair value of the underlying investment’s real estate or net investments in direct financing leases, as described in Real Estate and Direct Financing Leases above. The fair value of the underlying investment’s debt, if any, is calculated based on market interest rates and other market information. The underlying investment’s other financial assets and liabilities (excluding net investments in direct financing leases) have fair values that generally approximate their carrying values.

Foreign Currency

Translation

We have interests in real estate investments in Europe (primarily Germany), Canada, Mexico, Malaysia, and Thailand and own interests in properties in Europe. The functional currencies for these investments are primarily the euro and the British Pound Sterling and, to a lesser extent, the Canadian dollar, the Malaysian ringgit, the Swedish krona, and the Thai baht. We perform the translation from these local currencies to the U.S. dollar for assets and liabilities using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted-average exchange rate during the period. We report the gains and losses resulting from this translation as a component of Other comprehensive income (loss) in equity. These translation gains and losses are released to net income when we have substantially exited from all investments in the related currency.

Transaction Gains or Losses

A transaction gain or loss (measured from the transaction date or the most recent intervening balance sheet date, whichever is later), realized upon settlement of a foreign currency transaction generally will be included in net income for the period in which the transaction is settled. Foreign currency transactions that are (i) designated as, and are effective as, economic hedges of a net investment and (ii) intercompany foreign currency transactions that are of a long-term nature (that is, settlement is not planned or anticipated in the foreseeable future), in which the entities to the transactions are consolidated or accounted for by the equity method in our financial statements are not included in net income but are reported as a component of Other comprehensive income (loss) in equity.

Derivative Instruments

We measure derivative instruments at fair value and record them as assets or liabilities, depending on our rights or obligations under the applicable derivative contract. Derivatives that are not designated as hedges must be adjusted to fair value through earnings. For a derivative designated and that qualified as a cash flow hedge, the effective portion of the change in fair value of the derivative is recognized in Other comprehensive income (loss) until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value is immediately recognized in earnings.

We made an accounting policy election effective January 1, 2011, or the “effective date”, to use the portfolio exception in ASC 820-10-35-18D, Application to Financial Assets and Financial Liabilities with Offsetting Positions in Market Risk or Counterparty Credit Risk, the “portfolio exception,” with respect to measuring counterparty credit risk for all of our derivative transactions subject to master netting arrangements.

Income Taxes

We have elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code. In order to maintain our qualification as a REIT, we are required, among other things, to distribute at least 90% of our REIT net taxable income to our stockholders and meet certain tests regarding the nature of our income and assets. As a REIT, we are not subject to federal income tax

Exhibit 99.2 — 15

Notes to Consolidated Financial Statements

with respect to the portion of our income that meets certain criteria and is distributed annually to stockholders. Accordingly, no provision for federal income taxes is included in the consolidated financial statements with respect to these operations. We believe we have operated, and we intend to continue to operate, in a manner that allows us to continue to meet the requirements for taxation as a REIT.

We conduct business in various states and municipalities within the U.S., Europe, Asia, Canada, and Mexico and, as a result, we or one or more of our subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and certain foreign jurisdictions. As a result, we are subject to certain foreign, state, and local taxes and a provision for such taxes is included in the consolidated financial statements.

We elect to treat certain of our corporate subsidiaries as TRSs. In general, a TRS may perform additional services for our tenants and generally may engage in any real estate or non-real estate-related business (except for the operation or management of health care facilities or lodging facilities or providing to any person, under a franchise, license or otherwise, rights to any brand name under which any lodging facility or health care facility is operated). A TRS is subject to corporate federal income tax. Our TRS subsidiaries own hotels that are managed on our behalf by third-party hotel management companies.

Significant judgment is required in determining our tax provision and in evaluating our tax positions. We establish tax reserves based on a benefit recognition model, which we believe could result in a greater amount of benefit (and a lower amount of reserve) being initially recognized in certain circumstances. Provided that the tax position is deemed more likely than not of being sustained, we recognize the largest amount of tax benefit that is greater than 50 percent likely of being ultimately realized upon settlement. We derecognize the tax position when it is no longer more likely than not of being sustained.

Our earnings and profits, which determine the taxability of distributions to stockholders, differ from net income reported for financial reporting purposes due primarily to differences in depreciation, including hotel properties, and timing differences of rent recognition and certain expense deductions, for federal income tax purposes. Deferred income taxes relate primarily to our TRSs and are accounted for using the asset and liability method. Under this method, deferred income taxes are recognized for temporary differences between the financial reporting bases of assets and liabilities of our TRSs and their respective tax bases and for their operating loss and tax credit carry forwards based on enacted tax rates expected to be in effect when such amounts are realized or settled. However, deferred tax assets are recognized only to the extent that it is more likely than not that they will be realized based on consideration of available evidence, including tax planning strategies and other factors.

Out-of-Period Adjustments

During the third quarter of 2013, we identified an error in the consolidated financial statements for the year ended December 31, 2012 in connection with the finalization of a tax return for an investment in Germany, which is accounted for using the equity method of accounting. The error originated based upon the application of a tax law change that became effective in 2012, but for which the accounting was not finalized and recorded until the third quarter of 2013. As a result of this error, both our Net income attributable to CPA®:16 – Global and Income from continuing operations before income taxes, from our proportionate share of this investment, were overstated by $0.4 million in 2012, and understated by $0.4 million for the three months ended September 30, 2013. We also identified an error in the consolidated financial statements for the second quarter of 2013 in connection with the under-accrual of a tax expense due to a clerical error. As a result of this error, both our Net income attributable to CPA®:16 – Global and Income from continuing operations before income taxes from our proportionate share of this investment were overstated by $0.3 million for the three months ended June 30, 2013, and understated by $0.3 million for the three months ended September 30, 2013. We have concluded that both adjustments are not material to the current period or any prior period’s consolidated financial statements. As such, the cumulative charges were recorded in the consolidated statements of income for the three months ended September 30, 2013, rather than restating prior periods.

During the third quarter of 2012, we identified a receivable which we had acquired as part of the CPA®:14/16 Merger in the second quarter of 2011 that was not recorded at that time. The receivable, if recorded during the second quarter of 2011, would have resulted in an increase to the bargain purchase gain from the CPA®:14/16 Merger in that quarter of $1.6 million. This change was recorded in the consolidated statements of operations in the third quarter of 2012.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally adopted in the U.S. (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in our consolidated financial statements and the accompanying notes. Actual results could differ from those estimates.

Exhibit 99.2 — 16

Notes to Consolidated Financial Statements

Recent Accounting Requirements

The following Accounting Standards Updates (“ASUs”) promulgated by the Financial Accounting Standards Board (“FASB”) are applicable to us as indicated:

ASU 2013-01, Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities — In January 2013, the FASB issued an update to ASU 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. ASU 2013-01 clarifies that the scope of ASU 2011-11 applies to derivatives accounted for in accordance with Topic 815, Derivatives and Hedging, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or subject to an enforceable master netting or similar arrangement. These amendments did not have a significant impact on our financial position or results of operations and were applicable to us for our interim and annual reports beginning in 2013.

ASU 2013-02, Other Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income — In February 2013, the FASB issued ASU 2013-02 requiring entities to disclose additional information about items reclassified out of accumulated other comprehensive income. This ASU impacts the form of our disclosures only, is applicable to us for our interim and annual reports beginning in 2013, and has been applied retrospectively. The related additional disclosures are located in Note 14.

ASU 2013-04, Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date, a Consensus of the FASB Emerging Issues Task Force — In February 2013, the FASB issued ASU 2013-04, which requires entities to measure obligations resulting from joint and several liability arrangements (in our case, tenancy-in-common arrangements, Note 7) for which the total amount of the obligation is fixed as the sum of the amount the entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. This ASU is applicable to us for our interim and annual reports beginning in 2014 and shall be applied retrospectively; however, we elected to adopt this ASU early in 2013 and it did not have a significant impact on our financial position or results of operations for any of the periods presented.

ASU 2013-10, Derivatives and Hedging (Topic 815): Inclusion of the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) as a Benchmark Interest Rate for Hedge Accounting Purposes, a Consensus of the FASB Emerging Issues Task Force — In July 2013, the FASB issued ASU 2013-10, which permits the Fed Funds Effective Swap Rate, also referred to as the “Overnight Index Swap Rate,” to be used as a U.S. benchmark interest rate for hedge accounting purposes under Topic 815, in addition to the U.S. government and London Interbank Offered Rate (“LIBOR”) swap rate. The update also removes the restriction on the use of different benchmark rates for similar hedges. This ASU is applicable to us for qualifying new or redesignated hedging relationships entered into on or after July 17, 2013. Through the date of this Report, we had not entered into any transactions to which this ASU applies.

Note 3. CPA®:14/16 Merger and UPREIT Reorganization

CPA®:14/16 Merger

On May 2, 2011, CPA®:14 merged with and into one of our consolidated subsidiaries based on a merger agreement, which entitled shareholders of CPA®:14 to receive $10.50 per share after giving effect to a $1.00 per share special cash distribution funded by CPA®:14. The estimated net asset value per share (“NAV”) of CPA®:14 as of May 2, 2011 was $11.90. NAV was determined based upon an estimate of the fair market value of real estate adjusted to give effect to the estimated fair value of mortgages encumbering CPA®:14’s assets as well as other adjustments. There are a number of variables that comprise this calculation, including individual tenant credits, lease terms, lending credit spreads, foreign currency exchange rates, and tenant defaults, among others.

For each share of CPA®:14 stock owned, each CPA®:14 shareholder received the CPA®:14/16 Merger consideration. We paid the CPA®:14/16 Merger consideration of $954.6 million, including the payment of $444.0 million in cash to liquidating shareholders and the issuance of 57,365,145 shares of common stock with a fair value of $510.5 million on the date of closing to shareholders of CPA®:14 in exchange for 48,076,723 shares of CPA®:14 common stock. The $1.00 per share special cash distribution, totaling $90.4 million in the aggregate, was funded from the proceeds of properties sold by CPA®:14 in connection with the CPA®:14/16 Merger, as described below. In order to fund the CPA®:14/16 Merger consideration, we utilized a portion of the $302.0 million of available cash drawn under our line of credit (Note 11) and $121.0 million in cash we received from WPC in return for the issuance of 13,750,000 of our common shares.

The assets we acquired and liabilities we assumed in the CPA®:14/16 Merger exclude certain sales made in connection with the CPA®:14/16 Merger by CPA®:14 of equity interests in entities that owned six properties (the “Asset Sales”) to Corporate Property Associates 17 – Global Incorporated (“CPA®:17 – Global”) and WPC, for an aggregate of $89.5 million in cash. Immediately prior to

Exhibit 99.2 — 17

Notes to Consolidated Financial Statements

the CPA®:14/16 Merger and subsequent to the Asset Sales, CPA®:14’s portfolio was comprised of full or partial ownership in 177 properties, substantially all of which were triple-net leased. In the CPA®:14/16 Merger, we acquired these properties and their related leases with an average remaining life of 8.3 years and an estimated aggregate annualized contractual minimum base rent of $149.8 million. We also assumed the related property debt comprised of seven variable-rate and 48 fixed-rate non-recourse mortgages with fair values of $38.1 million and $421.9 million, respectively, with weighted-average annual interest rates of 6.8% and 6.1%, respectively. We accounted for the CPA®:14/16 Merger as a business combination under the acquisition method of accounting. As part of the CPA®:14/16 Merger, we acquired from CPA®:14 the remaining equity interests in a subsidiary that we previously consolidated, which was accounted for as an equity transaction. Acquisition costs of $13.6 million related to the CPA®:14/16 Merger, as well as those related to the equity transaction described above and the reorganization described below, have been expensed as incurred and classified within General and administrative expenses in the consolidated statements of income for the year ended December 31, 2011.

The purchase price was allocated to the assets acquired and liabilities assumed based upon their fair values. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed in the acquisition (in thousands):

As Revised at
December 31, 2011
Merger Consideration:
Fair value of CPA®:16 – Global shares of common stock issued	$510,549
Cash consideration	444,045
954,594

Assets Acquired at Fair Value:
Investments in real estate	604,093
Net investment in direct financing leases	161,414
Assets held for sale	11,202
Equity investments in real estate	134,609
Intangible assets	418,631
Cash and cash equivalents	189,438
Other assets, net	27,264
1,546,651
Liabilities Assumed at Fair Value:
Non-recourse debt	(460,007)
Accounts payable, accrued expenses, and other liabilities	(9,878)
Prepaid and deferred rental income and security deposits	(49,412)
Due to affiliates	(2,753)
Distributions payable	(95,943)
(617,993)
Amounts attributable to noncontrolling interests	58,188
Net assets acquired at fair value	986,846
Change in interest upon acquisition of noncontrolling interest of Carrefour	(3,543)
Bargain purchase gain on acquisition	$(28,709)

As required by GAAP, fair value related to the assets acquired and liabilities assumed as well as the shares exchanged, has been computed as of the closing date of the CPA®:14/16 Merger by the advisor in a manner consistent with the methodology described above. The computed fair values as of the closing date of the CPA®:14/16 Merger reflect increases in the fair values of our and CPA®:14’s net assets during that period, which were primarily attributable to changes in foreign exchange rates as well the length of time that elapsed between the date of the merger agreement which was December 13, 2010 and May 2, 2011, the date on which we obtained control of CPA®:14. The advisor normally calculates our NAV annually as of year-end; however, in connection with entering into the merger agreement the advisor had determined that our NAV as of September 30, 2010 was $8.80 per share. As of the date of the CPA®:14/16 Merger, the advisor conducted an updated analysis reflecting an increase of $0.10 per share or $8.90, which was unchanged as of June 30, 2011. The increase in NAV at the date of the CPA®:14/16 Merger resulted in the total fair value of the CPA®:14/16 Merger consideration of $954.6 million; however the preliminary fair value for the net assets acquired from CPA®:14 increased more to $975.1 million, resulting in a bargain purchase gain on acquisition of $17.0 million recorded on the consolidated statements of operations for the six months ended June 30, 2011. During the third and fourth quarters of 2011, we identified certain

Exhibit 99.2 — 18

Notes to Consolidated Financial Statements

measurement period adjustments that impacted the provisional acquisition accounting, primarily related to properties leased to PetSmart, Inc. (“PetSmart,” Note 16), which resulted in an increase of $11.7 million to the preliminary fair values of the assets acquired and the bargain purchase gain on acquisition, which increased to $986.8 million and $28.7 million, respectively. Furthermore, during the third quarter of 2012, we identified a receivable that we acquired as part of the CPA®:14/16 Merger in the second quarter of 2011 but was not recorded at that time. The receivable, if recorded during the second quarter of 2011, would have resulted in an increase to the bargain purchase gain from the CPA®:14/16 Merger in that quarter of $1.6 million. This change was recorded in the consolidated statements of operations in the third quarter of 2012.

The estimated revenues and income from operations contributed from the properties acquired in the CPA®:14/16 Merger from May 2, 2011 through December 31, 2011 were $55.6 million and $5.3 million, respectively.

UPREIT Reorganization

Immediately following the CPA®:14/16 Merger on May 2, 2011, we completed an internal reorganization whereby CPA®:16 – Global formed an UPREIT, which was approved by our stockholders in connection with the CPA®:14/16 Merger. In connection with this UPREIT Reorganization, we contributed substantially all of our assets and liabilities to the Operating Partnership in exchange for a managing member interest and units of membership interest in the Operating Partnership, which together represent a 99.985% capital interest of the Managing Member (representing our stockholders’ interest). The Special General Partner, a subsidiary of WPC, acquired a Special Member Interest of 0.015% in the Operating Partnership entitling it to receive certain profit allocations and a distribution of 10% of the available cash of the Operating Partnership (the “Available Cash Distribution”), as well as a Final Distribution, each as discussed below. As we have control of the Operating Partnership through our managing member’s interest, we consolidate the Operating Partnership in our financial results.

After the CPA®:14/16 Merger, we amended our advisory agreement with affiliates of WPC to give effect to this reorganization and to reflect a revised fee structure whereby (i) our asset management fees were prospectively reduced to 0.5% from 1.0% of the asset value of a property under management and (ii) the former 15% subordinated incentive fee and termination fees were eliminated. The Available Cash Distribution is contractually limited to 0.5% of our assets excluding cash, cash equivalents, and certain short-term investments and non-cash reserves. The fee structure related to initial acquisition fees, subordinated acquisition fees, and subordinated disposition fees remained unchanged. On September 28, 2012, we entered into an amended and restated advisory agreement, which did not change this fee structure. For a description of the other provisions of the agreement that were amended, see Note 4.

The Special General Partner is entitled to the Available Cash Distribution, which is contractually limited to 0.5% of the value of our assets under management. The Special General Partner may also elect to receive the Available Cash Distribution in shares of our common stock. In the event of a capital transaction such as a sale, exchange, disposition, or refinancing of our net assets, the Special General Partner may also be entitled to receive a “Final Distribution” equal to 15% of residual returns after giving effect to a 100% return of stockholders’ invested capital plus a 6% priority return.

In May 2011, we incurred a non-cash charge of $34.3 million in connection with the issuance of the Special Member Interest to a subsidiary of WPC in consideration of the amendment of our advisory agreement. This charge was recorded in the consolidated statements of operations and is equal to the fair value of the noncontrolling interests issued (Note 14). We determined the fair value of the Special Member Interest based on a discounted cash flow model, which included assumptions related to estimated future cash flows.

Exhibit 99.2 — 19

Notes to Consolidated Financial Statements

Note 4. Agreements and Transactions with Related Parties

Transactions with the Advisor

We had an advisory agreement with the advisor whereby the advisor performed certain services for us under a fee arrangement. On September 28, 2012, we amended and restated certain terms in that advisory agreement, as described below. The fee structure related to asset management fees, initial acquisition fees, subordinated acquisition fees, and subordinated disposition fees was unchanged by the amendment and restatement, and the advisor remained entitled to the Available Cash Distribution, as described below. The advisory agreement automatically terminated upon the closing of the Merger on January 31, 2014. We also had certain agreements with affiliates regarding jointly-owned investments. The following tables present a summary of fees we paid and expenses we reimbursed to the advisor in accordance with the advisory agreement (in thousands):

	Years Ended December 31,
	2013	2012	2011
Amounts Included in the Consolidated Statements of Income:
Asset management fees	$17,761	$18,553	$16,920
Performance fees	-	-	3,921
Available Cash Distribution	15,182	15,389	6,157
Personnel reimbursements	10,120	7,478	5,513
Office rent reimbursements	1,634	1,176	1,058
Issuance of Special Member Interest	-	-	34,300
	$44,697	$42,596	$67,869

Other Transaction Fees Capitalized:
Current acquisition fees	$122	$-	$147
Deferred acquisition fees	97	-	118
Mortgage refinancing fees	-	520	639
	$219	$520	$904

		December 31,
		2013	2012
Unpaid Transaction Fees:
Deferred acquisition fees		$1,309	$1,757
Subordinated disposition fees		1,197	1,197
		$2,506	$2,954

Asset Management Fees and Performance Fees

We paid the advisor asset management fees, which were 0.5% per annum of our average invested assets and were computed as provided for in the advisory agreement. Prior to the CPA®:14/16 Merger, we also paid the advisor performance fees, which were also 0.5% per annum of our average invested assets and were computed as provided for in the advisory agreement. The performance fees were subordinated to the performance criterion, a non-compounded cumulative annual distribution return of 6% per annum. The asset management and, prior to the CPA®:14/16 Merger, performance fees were payable in cash or shares of our common stock at the advisor’s option. If the advisor elected to receive all or a portion of its fees in shares, the number of shares issued was determined by dividing the dollar amount of fees by our most recently published NAV as approved by our board of directors. For 2013, the advisor elected to receive its asset management fees in shares of our common stock. In light of the Merger, however, a Special Committee of our board of directors (the “Special Committee”) requested that the advisor receive payment of asset management fees in cash subsequent to July 31, 2013. For 2012, the advisor elected to receive 50% of its asset management fees in cash and 50% in shares of our common stock. For 2011, prior to the CPA®:14/16 Merger, the advisor elected to receive its asset management fees in cash and its performance fees in shares, and subsequent to the CPA®:14/16 Merger, the advisor elected to receive its asset management fees for 2011 in shares. As a result of the UPREIT Reorganization, in accordance with the terms of the amended and restated advisory agreement, beginning on May 2, 2011, we no longer paid the advisor performance fees, but instead we paid the Available Cash Distribution, as described below. Asset management and performance fees are included in Property expenses in the consolidated financial statements.

Exhibit 99.2 — 20

Notes to Consolidated Financial Statements

Available Cash Distribution

In connection with the UPREIT Reorganization, the Special General Partner acquired the Special Member Interest, entitling it to receive the Available Cash Distribution, which was measured and paid quarterly in cash. The Available Cash Distribution was defined as cash generated from operations, excluding capital proceeds, as reduced by operating expenses and debt service, excluding prepayments and balloon payments. The Available Cash Distribution was contractually limited to 0.5% of our assets excluding cash, cash equivalents, and certain short-term investments and non-cash reserves. In the event of a capital transaction such as a sale, exchange, disposition, or refinancing of our net assets, the Special General Partner was also entitled to receive a distribution in an amount equal to 15% of the excess, if any, of the consideration generated by the capital transaction (net of costs and expenses) after our stockholders have received a return of their invested capital plus a 6% priority return. See Merger, as described below. Available Cash Distributions are included in Net income attributable to noncontrolling interests in the consolidated financial statements.

Personnel and Overhead Reimbursements

Under the terms of the advisory agreement, the advisor allocated a portion of its personnel and overhead expenses to us and the other publicly-owned, non-listed REITs, which are managed by our advisor under the Corporate Property Associates brand name (the “CPA® REITs”) and Carey Watermark Investors Incorporated (“CWI”). Effective as of October 1, 2012, the advisor allocated these expenses on the basis of our trailing four quarters of reported revenues and those of WPC, the CPA® REITs, and CWI. Prior to that date, these costs were allocated on the basis of time charges incurred by the advisor’s personnel on behalf of the CPA® REITs and CWI.

We reimbursed the advisor for various expenses it incurred in the course of providing services to us. We reimbursed certain third-party expenses paid by the advisor on our behalf, including property-specific costs, professional fees, office expenses, and business development expenses. In addition, we reimbursed the advisor for the allocated costs of personnel and overhead in managing our day-to-day operations, including accounting services, stockholder services, corporate management, and property management and operations. We did not reimburse the advisor for the cost of personnel if these personnel provide services for transactions for which the advisor received a transaction fee, such as acquisitions, dispositions, and refinancings. Personnel and office rent reimbursements are included in General and administrative expenses in the consolidated financial statements.

The advisor was obligated to reimburse us for the amount by which our operating expenses exceeded the “2%/25% guidelines” (the greater of 2% of average invested assets or 25% of net income) as defined in the advisory agreement for any 12-month period. If in any year our operating expenses exceed the 2%/25% guidelines, the advisor had an obligation to reimburse us for such excess, subject to certain conditions. Our operating expenses have not exceeded the amount that would require the advisor to reimburse us during any of the periods presented.

Issuance of Special Member Interest

In May 2011, we incurred a non-cash charge in connection with the issuance of the Special Member Interest to the Special General Partner, a subsidiary of WPC, in consideration of the amendment of our advisory agreement (Note 3).

Transaction Fees

We paid the advisor acquisition fees for structuring and negotiating investments and related mortgage financing on our behalf. Acquisition fees were 4.5% or less of the aggregate cost of investments acquired and were comprised of a current portion of 2.5%, which was paid at the date the property was purchased, and a deferred portion of 2%, which was payable in equal annual installments each January of the three calendar years following the date on which a property was purchased, subject to satisfying a 6% preferred return. Interest was accrued on unpaid installments of the deferred portion at 5% per year. Current and deferred acquisition fees were capitalized and included in the cost basis of the assets acquired. Mortgage refinancing fees, which were paid at the discretion of our board of directors, equaled up to 1% of the principal and were capitalized as deferred financing costs and amortized over the life of the new loans.

The advisor was entitled to receive a disposition fee in an amount equal to the lesser of (i) 50.0% of the competitive real estate commission (as defined in the advisory agreement) or (ii) 3.0% of the contract sales price of the investment being sold; however, payment of such fees was subordinated to the 6% preferred return. These fees, which were paid at the discretion of our board of directors, were deferred and were payable to the advisor only in connection with a liquidity event, but were waived by the advisor in January 2014 in connection with the Merger, which is described below.

Exhibit 99.2 — 21

Notes to Consolidated Financial Statements

Jointly-Owned Investments and Other Transactions with Affiliates

At December 31, 2013, we owned interests ranging from 25% to 90% in jointly-owned investments, with the remaining interests generally held by affiliates. We consolidate certain of these investments and account for the remainder under the equity method of accounting. We also owned interests in jointly-controlled tenancy-in-common interests in properties, which we account for under the equity method of accounting.

CPA®:14/16 Merger

In order to fund a portion of the CPA®:14/16 Merger consideration, we received $121.0 million in cash from WPC in 2011 in return for the issuance of 13,750,000 shares of our common stock. Immediately after giving effect to the CPA®:14/16 Merger, excluding its ownership in the Special Member Interest, subsidiaries of WPC collectively owned approximately 17.5% of our outstanding common stock. At December 31, 2013, excluding its ownership in the Special Member Interest, the advisor owned 38,229,294 shares, or 18.5%, of our common stock.

Merger

On July 25, 2013, we and WPC entered into a merger agreement pursuant to which we agreed to merge with and into one of WPC’s subsidiaries and CPA®:16 – Global’s stockholders would receive shares of WPC common stock as merger consideration, based on a fixed value of $11.25 per share, subject to a pricing collar. Under the terms of the merger agreement, the Special Committee was permitted to solicit, receive, evaluate, and enter into negotiations with respect to alternative proposals from third parties through August 24, 2013 (the “Go Shop Period”). There were no qualifying proposals received during the Go Shop Period. On October 1, 2013, WPC filed a registration statement with the SEC to register the shares of its common stock to be issued to our stockholders in connection with the Merger. On January 24, 2014, our stockholders and the stockholders of WPC approved the Merger and the Merger closed on January 31, 2014 (Note 17).

Through December 31, 2013, we had incurred merger expenses totaling approximately $3.9 million, which are included in General and administrative expenses in the consolidated financial statements.

In light of the Merger, our board of directors suspended our distribution reinvestment and stock purchase plan (“DRIP”). As a result, our stockholders who were previously enrolled in our DRIP received cash distributions beginning in October 2013. In addition, our board of directors suspended our share redemption plan, with the exception of special-circumstances redemptions as defined under the plan.

Note 5. Net Investments in Properties

Real Estate

Real estate, which consists of land and buildings leased to others, at cost, and which are subject to operating leases, is summarized as follows (in thousands):

	December 31,
	2013	2012
Land	$431,222	$470,809
Buildings	1,726,959	1,772,661
Less: Accumulated depreciation	(286,687)	(242,648)
	$1,871,494	$2,000,822

Exhibit 99.2 — 22

Notes to Consolidated Financial Statements

2013 — On May 30, 2013, we entered into one domestic investment for an industrial and office facility, which was deemed to be a real estate asset acquisition because we entered into a new lease with the seller, at a cost of $4.9 million, including net lease intangible assets of $0.7 million (Note 8) and acquisition-related costs and fees of $0.2 million, which were capitalized.

Assets disposed of and reclassified as held-for-sale during 2013 comprised $94.1 million of the decrease in real estate and are discussed in Note 16.

During 2013, the U.S. dollar weakened against the euro, as the end-of-period rate for the U.S. dollar in relation to the euro at December 31, 2013 increased by 4.2% to $1.3768 from $1.3218 at December 31, 2012. The impact of this weakening was a $22.0 million increase in the carrying value of Real estate from December 31, 2012 to December 31, 2013.

During 2013, we reclassified $0.6 million related to a property from Net investments in direct financing leases to Real estate in connection with a tenant lease termination (Note 6).

2011 — In May 2011, we recognized a bargain purchase gain of $17.0 million in the CPA®:14/16 Merger because the fair values of CPA®:14’s net assets increased more than the fair values of our net assets during the period between the date of the Merger Agreement on December 13, 2010 and the closing of the CPA®:14/16 Merger on May 2, 2011. In addition, during the third and fourth quarters of 2011, we identified certain measurement period adjustments primarily related to properties acquired in the CPA®:14/16 Merger that were leased to PetSmart which impacted the provisional acquisition accounting and resulted in an increase of $11.7 million to the preliminary bargain purchase gain.

Carrefour France, SAS acquisition

In January 2011, we acquired the Carrefour Properties, which had a fair value of $143.1 million at the date of acquisition, from CPA®:14. As part of the transaction, we also assumed two related non-recourse mortgages on these properties with an aggregate fair value of $81.7 million at the date of acquisition. The mortgages mature in April 2017 and bear interest at variable rates, which were 1.6% and 1.2% at December 31, 2013. The newly issued equity in our subsidiary resulted in a reduction of our ownership stake in the entity from 100% to 3%; however, we continued to consolidate this entity in the first quarter of 2011 because we effectively bought back these shares as part of the CPA®:14/16 Merger. As part of the CPA®:14/16 Merger, we acquired the remaining 97% interest in this entity on May 2, 2011, which was accounted for as an equity transaction, with the difference of $3.5 million recorded as an adjustment to our Additional paid-in capital. Following this change in ownership interest, the amount previously recorded in noncontrolling interests of $5.5 million representing its proportionate share of the cumulative translation adjustment was reclassified and is reflected in Accumulated other comprehensive loss on our consolidated balance sheets.

Scheduled Future Minimum Rents

Scheduled future minimum rents, exclusive of renewals and expenses paid by tenants and future CPI-based adjustments, under non-cancelable operating leases at December 31, 2013 are as follows (in thousands):

Years Ending December 31,	Total
2014	$260,046
2015	249,338
2016	237,801
2017	228,694
2018	222,913
Thereafter	1,470,801
Total	$2,669,593

Exhibit 99.2 — 23

Notes to Consolidated Financial Statements

Operating Real Estate

Operating real estate, which consists of our two hotel operations, at cost, is summarized as follows (in thousands):

	December 31,
	2013	2012
Land	$8,296	$8,296
Buildings	68,793	68,505
Furniture, fixtures, and equipment	8,976	8,764
Less: Accumulated depreciation	(19,324)	(16,007)
	$66,741	$69,558

Pro Forma Financial Information (Unaudited)

The following consolidated pro forma financial information has been presented as if the CPA®:14/16 Merger had occurred on January 1, 2010 for the year ended December 31, 2011. The pro forma financial information is not necessarily indicative of what the actual results would have been, nor does it purport to represent the results of operations for future periods.

(Dollars in thousands):

Year Ended December 31,
2011
Pro forma total revenues	$323,876

Pro forma income from continuing operations	51,912
Income from continuing operations attributable to noncontrolling interests	(14,301)
Pro forma income from continuing operations attributable to CPA®:16 – Global	$37,611

Note 6. Finance Receivables

Assets representing rights to receive money on demand or at fixed or determinable dates are referred to as finance receivables. Our finance receivable portfolios consist of our Net investments in direct financing leases and Notes receivable. Operating leases are not included in finance receivables as such amounts are not recognized as an asset in the consolidated balance sheets.

Net Investment in Direct Financing Leases

Net investment in direct financing leases is summarized as follows (in thousands):

	December 31,
	2013	2012
Minimum lease payments receivable	$482,304	$576,319
Unguaranteed residual value	365,471	400,721
	847,775	977,040
Less: unearned income	(420,496)	(509,209)
	$427,279	$467,831

During the years ended December 31, 2012 and 2011, in connection with our annual reviews of our estimated residual values of our properties, we recorded impairment charges related to several direct financing leases of $0.3 million and $2.4 million, respectively. During the year ended December 31, 2013, we did not record any impairment charges related to direct financing leases. Impairment charges related primarily to other-than-temporary declines in the estimated residual values of the underlying properties due to market conditions (Note 9). At December 31, 2013 and 2012, Other assets, net included $1.4 million and $0.5 million, respectively, of accounts receivable related to amounts billed under these direct financing leases.

Exhibit 99.2 — 24

Notes to Consolidated Financial Statements

Dispositions

In January 2013, a tenant in one of our domestic properties classified as Net investments in direct financing leases filed for bankruptcy and a bankruptcy court appointed a receiver to sell the property. In May 2013, we transferred our interest in the property to the tenant at the instruction of the lender. In August 2013, the property was sold in a foreclosure auction and we were relieved of our liability, at which point we deconsolidated the investment with carrying values for its net investment in direct financing leases, non-recourse debt, and accrued interest payable of $2.4 million, $3.7 million, and $0.3 million, respectively, and recognized a gain on the deconsolidation of $1.6 million.

In August 2013, we sold a portion of a parcel of land classified as Net investments in direct financing leases for $0.4 million, net of selling costs, and recognized a gain on the sale of $0.4 million. The gain on the sale is included in Other income and (expenses) in the consolidated financial statements for 2013. Following the sale, the tenant leasing the building on the remaining parcel of land terminated its lease with us. As a result, we reclassified the investment of $0.6 million from Net investments in direct financing leases to Real estate.

Scheduled Future Minimum Rents

Scheduled future minimum rents, exclusive of renewals and expenses paid by tenants and future CPI-based adjustments, under non-cancelable direct financing leases at December 31, 2013 are as follows (in thousands):

Years Ending December 31,	Total
2014	$42,448
2015	42,622
2016	41,655
2017	41,325
2018	41,392
Thereafter	272,862
Total	$482,304

Notes Receivable

Hellweg 2

In a series of transactions which were completed in October 2013 (Note 14), our Hellweg 2 Note was effectively redeemed in exchange for the redeemable noncontrolling interest in our PropCo subsidiary. Both the Hellweg 2 Note and the redeemable noncontrolling interest in our PropCo subsidiary had a carrying value of approximately $22.7 million at the time of redemption.

Production Resource Group, LLC

In January 2012, we restructured our lease with Production Resource Group, LLC (“PRG”) so as to extend the lease term to June 2029 and also give PRG the option to purchase the property at predetermined dates and prices during the lease term. If PRG does not exercise its purchase option during the term of the lease, the property transfers to PRG for $1 at the end of the lease term. The restructured lease was accounted for as a sales-type lease due to the automatic transfer of title at the end of the lease. In addition, because the minimum initial and continuing investment criteria were not met at the inception of the sales-type lease, the sale of the asset was accounted for under the deposit method. At the time of the restructuring, the property was not derecognized and all periodic cash payments received under the lease were carried on the balance sheet as a deposit liability until approximately 5% of the purchase price had been collected. By October 2012, the aggregate cash payments received crossed the 5% threshold, and accordingly we derecognized the property and recognized a gain of $0.1 million. We also recognized a note receivable, which had a balance of $11.5 million and $11.8 million at December 31, 2013 and 2012, respectively, to reflect the expected future payments under the lease. The remaining deferred gain of $3.8 million as of December 31, 2013 will be recognized in Gain on sale of real estate in the consolidated financial statements in proportion to the principal payments on the note until we have received 20% of the purchase price. At that time, the full gain will be recognized.

Other

We own a B-note receivable that totaled $9.9 million and $9.8 million at December 31, 2013 and 2012, respectively, with a fixed annual interest rate of 6.3% and a maturity date of February 11, 2015.

Exhibit 99.2 — 25

Notes to Consolidated Financial Statements

Credit Quality of Finance Receivables

We generally seek investments in facilities that we believe are critical to each tenant’s business and that we believe have a low risk of tenant defaults. During the year ended December 31, 2013, we established an allowance for credit losses of $9.4 million on several properties due to a decline in the estimated amount of future payments we will receive from the respective tenants, including the early termination of the direct financing leases. At both December 31, 2013 and 2012, none of the balances of our finance receivables were past due. Our allowance for uncollected accounts was less than $0.1 million and $0.2 million at December 31, 2013 and 2012, respectively. We evaluate the credit quality of our finance receivables utilizing an internal five-point credit rating scale, with one representing the highest credit quality and five representing the lowest. The credit quality evaluation of our finance receivables was last updated in the fourth quarter of 2013.

A summary of our finance receivables by internal credit quality rating is as follows (dollars in thousands):

	Number of Tenants at December 31,		Net Investments in Direct Financing Leases at December 31,
Internal Credit Quality Indicator	2013	2012	2013	2012
1	1	1	$42,848	$43,213
2	-	2	-	35,197
3	15	13	254,604	230,527
4	6	7	129,827	152,902
5	-	1	-	5,992
			$427,279	$467,831

	Number of Obligors at December 31,		Notes Receivable at December 31,
Internal Credit Quality Indicator	2013	2012	2013	2012
1	-	-	$-	$-
2	1	1	9,895	9,836
3	1	2	11,524	33,558
4	-	-	-	-
5	-	-	-	-
			$21,419	$43,394

Note 7. Equity Investments in Real Estate

We own equity interests in single-tenant net leased properties that are generally leased to companies through noncontrolling interests (i) in partnerships and limited liability companies that we do not control but over which we exercise significant influence or (ii) as tenants-in-common subject to common control. Generally, the underlying investments are jointly-owned with affiliates. We account for these investments under the equity method of accounting. Earnings for each investment are recognized in accordance with each respective investment agreement. Investments in unconsolidated investments are required to be evaluated periodically. We periodically compare an investment’s carrying value to its estimated fair value and recognize an impairment charge to the extent that the carrying value exceeds fair value and such decline is determined to be other than temporary.

The following table sets forth our ownership interests in our equity investments in real estate and their respective carrying values (dollars in thousands):

		Ownership Interest	Carrying Value at December 31,
Lessee	Co-owner(s)	at December 31, 2013	2013	2012
U-Haul Moving Partners, Inc. and Mercury Partners, LP (a)	WPC/ CPA®:17 – Global	31%	$72,521	$30,932
True Value Company (b) (c)	WPC	50%	38,088	43,100
The New York Times Company	WPC/ CPA®:17 – Global	27%	36,050	34,579
Advanced Micro Devices, Inc. (c) (d)	WPC	67%	25,097	28,619
Hellweg Die Profi-Baumärkte GmbH & Co. KG (Hellweg 1) (e)	WPC	25%	23,993	20,837
Schuler A.G. (d) (e)	WPC	33%	22,055	21,178
The Upper Deck Company (f)	WPC	50%	7,797	7,998
Frontier Spinning Mills, Inc.	CPA®:17 – Global	40%	6,269	6,265
Police Prefecture, French Government (e)	WPC	50%	5,199	5,010
TietoEnator Plc (e) (g)	WPC	40%	4,787	3,895
Actebis Peacock GmbH (e)	CPA®:17 – Global	30%	4,503	4,477
Del Monte Corporation (c) (d)	WPC	50%	4,298	5,580
Barth Europa Transporte e.K/MSR Technologies GmbH (e)	WPC	33%	3,135	3,219
Town Sports International Holdings, Inc. (c)	WPC	56%	2,902	3,203
Actuant Corporation (c) (e)	WPC	50%	2,709	2,711
OBI A.G. (e) (h)	WPC	25%	2,634	1,819
Consolidated Systems, Inc. (d)	WPC	40%	1,919	2,004
Pohjola Non-life Insurance Company (e)	WPC	40%	1,363	190
Arelis Broadcast, Veolia Transport, and Marchal Levage (e) (i)	WPC	35%	24	1,606
Talaria Holdings, LLC (j)	Third party	27%	-	453
			$265,343	$227,675

__________

(a)	In November 2013, we made a contribution of $45.3 million to this investment for the investee to repurchase its outstanding mortgage loan.

(b)
In January 2013, this investment repaid three mortgage loans encumbering seven of its properties totaling $64.8 million, of which our share was $32.4 million. Additionally, the investment obtained new non-recourse mortgage financing encumbering six of its properties with proceeds totaling $62.5 million, of which our share was $31.3 million.

(c)	This decrease was partially due to the amortization of basis differences on the investment.

(d)
This represents a tenancy-in-common interest, under which the investment is under common control by us and our investment partner. With the exception of Schuler A.G., these investments are considered tenancy-in-common interests whereby the property

Exhibit 99.2 — 26

Notes to Consolidated Financial Statements

is encumbered by debt for which we are jointly and severally liable. The aggregate amount due under the arrangements was approximately $75.4 million as of December 31, 2013. Of this amount, $45.8 million represents the amount we agreed to pay and is included within the carrying value of these investments.

(e)	The carrying value of this investment is affected by the impact of fluctuations in the exchange rate of the euro.

(f)	In September 2013, we recognized an other-than-temporary impairment charge of $0.5 million on this investment (Note 9).

(g)	This increase was primarily due to the investment not making distributions to us during 2013.

(h)	This increase was primarily due to the investment’s share of other comprehensive income recognized on interest rate swap derivative instruments.

(i)	In December 2013, we recognized an other-than-temporary impairment charge of $0.8 million on this investment (Note 9).

(j)	In October 2013, we sold our interest in this investment.

We recognized net income from equity investments in real estate of $23.4 million, $17.8 million, and $22.1 million for the years ended December 31, 2013, 2012, and 2011 respectively. Net income from equity investments in real estate represents our proportionate share of the income or losses of these investments as well as certain depreciation and amortization adjustments related to other-than-temporary impairment charges and basis differentials from acquisitions of certain investments. We received aggregate distributions of $33.7 million, $35.5 million, and $59.3 million from our equity investments in real estate for the years ended December 31, 2013, 2012, and 2011 respectively. At December 31, 2013 and 2012, the unamortized basis differences on our equity investments were $59.1 million and $66.8 million, respectively. Net amortization of the basis differences reduced the carrying values of our equity investments by $7.7 million, $7.2 million, and $5.3 million during the years ended December 31, 2013, 2012, and 2011, respectively.

Note 8. Intangible Assets and Liabilities

In connection with our acquisitions of properties, we have recorded net lease intangibles that are being amortized over periods ranging from four years to 40 years. In addition, we have a ground lease with a life of 91 years. In-place lease intangibles are included in In-place lease intangible assets, net in the consolidated balance sheets. Franchise agreement, management contract, above-market rent, tenant relationship, and below-market ground lease intangibles are included in Other intangible assets, net in the consolidated balance sheets. Below-market rent intangibles are included in Prepaid and deferred rental income and security deposits in the consolidated balance sheets.

In connection with our investment during 2013, we have recorded net lease intangibles comprised as follows (life in years, dollars in thousands):

	Life	Amount
Amortizable Intangible Assets
In-place lease	13.5	$700

Amortizable Intangible Liabilities
Below-market rent	13.5	$(41)

Exhibit 99.2 — 27

Notes to Consolidated Financial Statements

Intangible assets and liabilities are summarized as follows (in thousands):

	December 31,
	2013			2012
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizable Intangible Assets
Franchise agreement	$2,240	$(1,401)	$839	$2,240	$(1,157)	$1,083
Management contract	874	(780)	94	874	(645)	229
	3,114	(2,181)	933	3,114	(1,802)	1,312
Lease intangibles:
In-place lease	339,317	(127,255)	212,062	361,242	(101,122)	260,120
Above-market rent	185,600	(62,754)	122,846	195,985	(46,688)	149,297
Tenant relationship	31,299	(8,056)	23,243	33,615	(7,544)	26,071
Below-market ground lease	6,376	(504)	5,872	6,752	(460)	6,292
	562,592	(198,569)	364,023	597,594	(155,814)	441,780
Total intangible assets	$565,706	$(200,750)	$364,956	$600,708	$(157,616)	$443,092

Amortizable Intangible Liabilities
Below-market rent	$(64,879)	$15,488	$(49,391)	$(65,148)	$13,001	$(52,147)
Total intangible liabilities	$(64,879)	$15,488	$(49,391)	$(65,148)	$13,001	$(52,147)

Net amortization of intangibles, including the effect of foreign currency translation, was $49.1 million, $52.6 million, and $40.5 million for the years ended December 31, 2013, 2012, and 2011, respectively. Amortization of franchise agreement, management contract, in-place lease, and tenant relationship intangibles is included in Depreciation and amortization, amortization of above-market rent and below-market rent intangibles is recorded as an adjustment to Lease revenues, and amortization of below-market ground lease intangibles is included in Property expenses.

Based on the intangible assets and liabilities recorded at December 31, 2013, scheduled annual net amortization of intangibles for each of the next five years and thereafter is as follows (in thousands):

Years Ending December 31,	Total
2014	$49,819
2015	43,837
2016	36,858
2017	34,201
2018	31,022
Thereafter	119,828
Total	$315,565

Note 9. Fair Value Measurements

The fair value of an asset is defined as the exit price, which is the amount that would either be received when an asset is sold or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The guidance establishes a three-tier fair value hierarchy based on the inputs used in measuring fair value. These tiers are: Level 1, for which quoted market prices for identical instruments are available in active markets, such as money market funds, equity securities, and U.S. Treasury securities; Level 2, for which there are inputs other than quoted prices included within Level 1 that are observable for the instrument, such as certain derivative instruments including interest rate swaps and caps; and Level 3, for securities that do not fall into Level 1 or Level 2 and for which little or no market data exists, therefore requiring us to develop our own assumptions.

Items Measured at Fair Value on a Recurring Basis

The methods and assumptions described below were used to estimate the fair value of each class of financial instrument. For significant Level 3 items, we have also provided the unobservable inputs along with their weighted-average ranges.

Derivative Assets — Our derivative assets, which are included in Other assets, net in the consolidated financial statements, are comprised of interest rate swaps and an interest rate cap, as well as stock warrants that were granted to us by lessees in connection with structuring initial lease transactions (Note 10). The interest rate swaps and interest rate cap were measured at fair value using readily observable market inputs, such as quotations on interest rates and were classified as Level 2 as these instruments are custom, over-the-counter contracts with various bank counterparties that are not traded in an active market. The stock warrants are not traded in an active market. We estimated the fair value of these assets using internal valuation models that incorporate market inputs and our own assumptions about future cash flows. We classified these assets as Level 3.

Derivative Liabilities — Our derivative liabilities are comprised of interest rate swaps and foreign currency forward contracts and are included in Accounts payable, accrued expenses, and other liabilities in the consolidated financial statements (Note 10). These derivative instruments were measured at fair value using readily observable market inputs, such as quotations on interest rates, and were classified as Level 2 because these instruments are custom, over-the-counter contracts with various bank counterparties that are not traded in an active market.

Our interest in a commercial mortgage loan securitization known as the Carey Commercial Mortgage Trust was fully matured at December 31, 2012. During 2012, we received approximately $13.0 million related to the return of our investment as a result of the repayment of principal on certain mortgages included in the trust. We did not have any other significant items measured at fair value on a recurring basis at December 31, 2013 and 2012.

We did not have any other transfers into or out of Level 1, Level 2, and Level 3 measurements during the years ended December 31, 2013, 2012, and 2011. Gains and losses (realized and unrealized) included in earnings are reported in Other income and (expenses) in the consolidated financial statements.

Our other financial instruments had the following carrying values and fair values as of the dates shown (in thousands):

		December 31, 2013		December 31, 2012
	Level	Carrying Value	Fair Value	Carrying Value	Fair Value
Non-recourse debt (a)	3	$1,518,325	$1,530,308	$1,644,180	$1,656,684
Line of credit (a)	3	155,000	155,000	143,000	143,000
Notes receivable (a)	3	21,419	21,194	43,394	44,363
Deferred acquisition fees payable (b)	3	1,309	1,386	1,757	2,062
__________

Exhibit 99.2 — 28

Notes to Consolidated Financial Statements

(a)
We determined the estimated fair value of these financial instruments using a discounted cash flow model with rates that take into account the credit of the tenant/obligor and interest rate risk. We also considered the value of the underlying collateral, taking into account the quality of the collateral, the credit quality of the tenant/obligor, the time until maturity, and the current market interest rate.

(b)
We determined the estimated fair value of our deferred acquisition fees based on an estimate of discounted cash flows using two significant unobservable inputs, which are the leverage adjusted unsecured spread and an illiquidity adjustment of 380 basis points and 75 basis points, respectively. Significant increases or decreases to these inputs in isolation would result in a significant change in the fair value measurement.

We estimated that our remaining financial assets and liabilities (excluding net investments in direct financing leases) had fair values that approximated their carrying values at both December 31, 2013 and 2012.

Items Measured at Fair Value on a Non-Recurring Basis (Including Impairment Charges and Allowance for Credit Losses)

We periodically assess whether there are any indicators that the value of our real estate investments may be impaired or that their carrying value may not be recoverable. For investments in real estate for which an impairment indicator is identified, we follow a two-step process to determine whether the investment is impaired and to determine the amount of the charge. First, we compare the carrying value of the property’s asset group to the future undiscounted net cash flows that we expect the property’s asset group will generate, including any estimated proceeds from the eventual sale of the property’s asset group. If this amount is less than the carrying value, the property’s asset group is considered to be impaired, and we then measure the impairment charge as the excess of the carrying value of the property’s asset group over the estimated fair value of the property’s asset group, which is primarily determined using market information such as recent comparable sales or broker quotes. If relevant market information is not available or is not deemed appropriate, we perform a future net cash flow analysis discounted for inherent risk associated with each investment. We determined that the significant inputs used to value these investments fall within Level 3 for fair value accounting. As a result of our assessments, we calculated impairment charges based on market conditions and assumptions that existed at the time. The valuation of real estate is subject to significant judgment and actual results may differ materially if market conditions or the underlying assumptions change.

Exhibit 99.2 — 29

Notes to Consolidated Financial Statements

The following table presents information about our assets that were measured on a fair value basis (in thousands):

	Year Ended December 31, 2013		Year Ended December 31, 2012		Year Ended December 31, 2011
		Total Impairment		Total Impairment		Total Impairment
	Fair Value	Charges or Allowance	Fair Value	Charges or Allowance	Fair Value	Charges or Allowance
	Measurements	for Credit Losses	Measurements	for Credit Losses	Measurements	for Credit Losses
Impairment Charges or Allowance for Credit Losses from Continuing Operations:
Net investments in properties	$4,564	$2,236	$5,900	$4,754	$85,462	$7,515
Net investments in direct financing leases	7,165	3,979	-	10	104,147	1,926
Total impairment charges or allowance for credit losses included in expenses		6,215		4,764		9,441
Equity investments in real estate	7,750	1,311	4,587	6,879	5,685	3,833
		7,526		11,643		13,274
Impairment Charges or Allowance for Credit Losses from Discontinued Operations:
Net investments in properties	22,989	12,349	16,625	11,001	52,169	13,790
Net investments in direct financing leases	26,916	5,732	7,200	293	35,097	432
		18,081		11,294		14,222
		$25,607		$22,937		$27,496

Significant impairment charges, and their related triggering events and fair value measurements, recognized during 2013, 2012, and 2011 were as follows:

Real Estate

2013 — During 2013, we recognized impairment charges totaling $2.0 million, inclusive of amounts attributable to noncontrolling interests of $0.2 million, on several properties in order to reduce their carrying values to their estimated fair values due to a tenant liquidation and a purchase and sale agreement for the potential sale of a property. The fair value measurements related to the impairment charges were based on offers from third parties to acquire the properties. There can be no assurance that the sales will occur at the contracted prices or at all. At December 31, 2013, these properties were classified as Net investments in properties in the consolidated financial statements.

Additionally, during 2013, we recognized an impairment charge of $0.2 million on a property in order to reduce the carrying value of the property to its estimated fair value due to a decline in market conditions. The fair value measurement related to the impairment charge was determined by estimating discounted cash flows using three significant unobservable inputs, which are the cash flow discount rate, the residual discount rate, and the residual capitalization rate equal to 12.0%, 12.25%, and 11.5%, respectively. Significant increases or decreases to these inputs in isolation would result in a significant change in the fair value measurement. At December 31, 2013, this property was classified as Net investments in properties in the consolidated financial statements.

2012 — During 2012, we recognized impairment charges totaling $4.8 million on several properties in order to reduce their carrying values to their estimated fair values due to a tenant liquidation and declines in market conditions. The fair value measurements related to the impairment charges were developed by third-party sources, subject to our corroboration for reasonableness. At December 31, 2013, these properties were classified as Net investments in properties in the consolidated financial statements.

Exhibit 99.2 — 30

Notes to Consolidated Financial Statements

2011 — During 2011, we recognized an impairment charge of $7.5 million on a property in order to reduce the carrying value of the property to its estimated fair value due to the tenant vacating the property. The fair value measurement related to the impairment charge was developed by third-party sources, subject to our corroboration for reasonableness. At December 31, 2013, this property was classified as Net investments in properties in the consolidated financial statements.

Direct Financing Leases

2013 — During 2013, we recorded an allowance for credit losses of $3.6 million on a property accounted for as Net investments in direct financing leases due to a decline in the estimated amount of future payments we will receive from the property’s tenant, including the early termination of the direct financing lease. The fair value measurement related to the allowance for credit losses was based on management’s estimate of the collectability of future payments from the tenant (Note 6).

Additionally, during 2013, we recognized an impairment charge of $0.4 million on a property accounted for as Net investments in direct financing leases in connection with an other-than-temporary decline in the estimated fair value of the property’s residual value. The fair value measurement related to the impairment charge was determined by estimating discounted cash flows using three significant unobservable inputs, which are the cash flow discount rate, the residual discount rate, and the residual capitalization rate equal to 10.75%, 9.75%, and 9.5%, respectively. Significant increases or decreases to these inputs in isolation would result in a significant change in the fair value measurement.

2011 — During 2011, we recognized impairment charges totaling $1.9 million on several properties accounted for as Net investments in direct financing leases in connection with other-than-temporary declines in the estimated fair value of the properties’ residual values. The fair value measurements related to the impairment charges were developed by third-party sources, subject to our corroboration for reasonableness.

Equity Investments in Real Estate

2013 — During 2013, we recognized an impairment charge of $0.8 million to reduce the carrying value of a property held by a jointly-owned investment to its estimated fair value due to tenant vacancies at the multi-tenant property owned by the investment. We expect that the jointly-owned investment will return the property to the lender or transfer the property to a third party for no consideration other than settlement of the outstanding mortgage loan, so we estimated the fair value of the jointly-owned investment to be zero.

Additionally, during 2013, we recognized an impairment charge of $0.5 million to reduce the carrying value of a property held by a jointly-owned investment to its estimated fair value based on a purchase and sale agreement for the potential sale of the property that had not been consummated as of the date of this Report. There can be no assurance that the sale will occur at the contracted price or at all.

2012 — During 2012, we recognized impairment charges totaling $6.9 million to reduce the carrying value of properties held by two jointly-owned investments to their estimated fair values. Valuations indicated severe declines in the values of the assets, due to a decline in market conditions and a tenant at one of the properties giving notice that it would not renew its lease.

The fair value measurements related to the impairment charges were determined by our advisor, relying in part on the estimated fair value of the underlying real estate and mortgage debt, both of which were provided by a third party. The fair value of real estate was determined by reference to portfolio appraisals that determined their values on a property level. The portfolio appraisals apply a discounted cash flow analysis to the estimated net operating income for each property during the remaining anticipated lease term, and the estimated residual value of each property from a hypothetical sale of the property upon expiration of the lease. The proceeds from a hypothetical sale were derived by capitalizing the estimated net operating income of each property for the year following lease expiration after considering the re-tenanting of such property at estimated then-current market rental rate, at a selected capitalization rate, and deducting estimated costs of sale.

The discount rates and residual capitalization rates used to value the properties were selected based on several factors, including the creditworthiness of the lessees, industry surveys, property type, location and age, current lease rates relative to market lease rates, and anticipated lease duration. In the case where a tenant had a purchase option deemed by the appraiser to be materially favorable to the tenant, or the tenant had long-term renewal options at rental rates below estimated market rental rates, the appraisal assumed the exercise of such purchase option or long-term renewal options in its determination of residual value. Where a property was deemed to have excess land, the discounted cash flow analysis included the estimated excess land value at the assumed expiration of the lease, based upon an analysis of comparable land sales or listings in the general market area of the property grown at estimated market growth rates through the year of lease expiration. For those properties that were currently under contract for sale, the appraised value of the portfolio reflected the current contractual sale price of such properties.

Exhibit 99.2 — 31

Notes to Consolidated Financial Statements

Real estate valuation requires significant judgment. During 2012, we determined the significant inputs to be Level 3 with ranges for the underlying real estate and for our Equity investments in real estate as follows:

•	discount rates applied to the estimated net operating income of each property ranged from approximately 3.5% to 15.3%, with a weighted-average discount rate of 9.5%;

•	discount rates applied to the estimated residual value of each property ranged from approximately 6.0% to 13.3%, with a weighted-average discount rate of 9.5%;

•
residual capitalization rates applied to the properties ranged from approximately 7.0% to 12.5%, with a weighted-average capitalization rate of 8.1%. The fair value of such property-level debt was determined based upon available market data for comparable liabilities and by applying selected discount rates to the stream of future debt payments; and

•
discount rates applied to the future property-level debt for valuing equity investments ranged from approximately 2.0% to 8.6%, with a weighted-average discount rate of 5.1%, excluding situations where fair value of assets was estimated to be lower than the outstanding balance of property-level debt, and thus debt was capped at the value of assets securing it, as the loans are non-recourse.

No illiquidity adjustments to the Equity investments in real estate were deemed necessary as the investments are held with affiliates and do not allow for unilateral sale or financing by any of the affiliated parties. Furthermore, the discount rates and/or capitalization rates utilized in the appraisals also reflect the illiquidity of real estate assets. Lastly, there were no control premiums contemplated as the investments were in individual underlying real estate and debt, as opposed to a business operation.

2011 — During 2011, we recognized an other-than-temporary impairment charge of $3.8 million on a jointly-owned investment in order to reduce the carrying values of several properties held by the jointly-owned investment to their estimated fair values based on a potential sale of the properties, which was ultimately consummated.

Properties Sold

2013 — During 2013, we recognized an impairment charge of $9.3 million on a property in order to reduce its carrying value to its estimated fair value due to the property’s tenant filing for bankruptcy during the first quarter of 2013. Because a market participant would likely not have ascribed any value to the tenant’s lease, the fair value of the property reflected the value as if it were vacant. The fair value measurement related to the impairment charge was based on a third-party appraisal, subject to our corroboration for reasonableness. The third party utilized local average rent rates for the previous five years and sales of comparable properties to determine a fair value range of $75-$85 per square foot. The property was sold in June 2013 (Note 16). The results of operations for this property are included in Income (loss) from discontinued operations, net of tax in the consolidated financial statements.

Additionally, during 2013, we sold several properties leased to one tenant. Included in this disposal group were properties accounted for as Net investments in properties and Net investments in direct financing leases. During 2013, we recognized impairment charges totaling $3.0 million, inclusive of amounts attributable to noncontrolling interests of $0.9 million, on the properties accounted for as Net investments in properties. Additionally, during 2013, we recorded an allowance for credit losses of $5.7 million, inclusive of amounts attributable to noncontrolling interests of $1.7 million, due to a decline in the estimated amount of future payments we expect to receive from the tenant, including the early termination of the direct financing leases (Note 6). The fair value measurements related to the impairment charges and allowance for credit losses were based on a purchase and sale agreement for the potential sales of the properties, which were ultimately consummated. The results of operations for these properties are included in Income (loss) from discontinued operations, net of tax in the consolidated financial statements.

2012 — During 2012, we recognized impairment charges of $11.3 million, inclusive of amounts attributable to noncontrolling interests of less than $0.1 million, on several properties in order to reduce their carrying values to their estimated fair values based on potential sales of the properties, which were ultimately consummated, and in connection with other-than-temporary declines in the estimated fair value of several properties’ residual values. The fair value measurements related to the impairment charges were developed by third-party sources, subject to our corroboration for reasonableness, or were based on a purchase and sale agreement for the potential sales of the properties. The results of operations for these properties are included in Income (loss) from discontinued operations, net of tax in the consolidated financial statements.

2011 — During 2011, we recognized impairment charges totaling $14.2 million, inclusive of amounts attributable to noncontrolling interests of $0.1 million, on several properties in order to reduce their carrying values to their estimated fair values based on tenants filing for bankruptcy or potential sales of the properties, which were ultimately consummated. The fair value measurements related to the impairment charges were developed by third-party sources, subject to our corroboration for reasonableness, or were based on a purchase and sale agreement for the potential sales of the properties. These impairment charges included $12.4 million incurred in connection with several properties formerly leased to International Aluminum Corp. In August 2011, we suspended debt service payments on the related non-recourse mortgage loan and the court appointed a receiver to take possession of the properties. As we no longer had control over the activities that most significantly impacted the economic performance of this subsidiary following

Exhibit 99.2 — 32

Notes to Consolidated Financial Statements

possession by the receiver, we deconsolidated the subsidiary during the third quarter of 2011 and, under accounting guidance that existed at that time, recognized a gain on deconsolidation of $1.2 million. The results of operations for these properties are included in Income (loss) from discontinued operations, net of tax in the consolidated financial statements.

Note 10. Risk Management and Use of Derivative Financial Instruments

Risk Management

In the normal course of our ongoing business operations, we encounter economic risk. There are three main components of economic risk that impact us: interest rate risk, credit risk, and market risk. We are primarily subject to interest rate risk on our interest-bearing assets and liabilities, including our secured credit agreement (the “Line of Credit,” Note 11). Credit risk is the risk of default on our operations and our tenants’ inability or unwillingness to make contractually required payments. Market risk includes changes in the value of our properties and related loans as well as changes in the value of our other investments due to changes in interest rates or other market factors. In addition, we own investments outside the U.S. and are subject to the risks associated with changing foreign currency exchange rates.

Derivative Financial Instruments

When we use derivative instruments, it is generally to reduce our exposure to fluctuations in interest rates and foreign currency exchange rate movements. We have not entered, and do not plan to enter, into financial instruments for trading or speculative purposes. In addition to derivative instruments that we entered into on our own behalf, we may also be a party to derivative instruments that are embedded in other contracts, and we may own common stock warrants, granted to us by lessees when structuring lease transactions, which are considered to be derivative instruments. The primary risks related to our use of derivative instruments include default by a counterparty to a hedging arrangement on its obligation and a downgrade in the credit quality of a counterparty to such an extent that our ability to sell or assign our side of the hedging transaction is impaired. While we seek to mitigate these risks by entering into hedging arrangements with counterparties that are large financial institutions that we deem to be creditworthy, it is possible that our hedging transactions, which are intended to limit losses, could adversely affect our earnings. Furthermore, if we terminate a hedging arrangement, we may be obligated to pay certain costs, such as transaction or breakage fees. We have established policies and procedures for risk assessment and the approval, reporting, and monitoring of derivative financial instrument activities.

We measure derivative instruments at fair value and record them as assets or liabilities, depending on our rights or obligations under the applicable derivative contract. Derivatives that are not designated as hedges must be adjusted to fair value through earnings. For a derivative designated and that qualified as a cash flow hedge, the effective portion of the change in fair value of the derivative is recognized in Other comprehensive income (loss) until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value is immediately recognized in earnings.

The following table sets forth certain information regarding our derivative instruments (in thousands):

		Asset Derivatives Fair Value		Liability Derivatives Fair Value
Derivatives Designated		at December 31,		at December 31,
as Hedging Instruments	Balance Sheet Location	2013	2012	2013	2012
Foreign currency forward contracts	Other assets, net	$-	$172	$-	$-
Foreign currency forward contracts	Accounts payable,
	accrued expenses, and
	other liabilities	-	-	(5,392)	(2,361)
Interest rate cap	Other assets, net	81	36	-	-
Interest rate swaps	Other assets, net	518	-	-	-
Interest rate swaps	Accounts payable,
	accrued expenses, and
	other liabilities	-	-	(2,377)	(5,411)

Derivatives Not Designated
as Hedging Instruments
Stock warrants	Other assets, net	1,350	1,161	-	-
Total derivatives		$1,949	$1,369	$(7,769)	$(7,772)

Exhibit 99.2 — 33

Notes to Consolidated Financial Statements

All derivative transactions with an individual counterparty are governed by a master International Swap and Derivatives Association agreement, which can be considered as a master netting arrangement; however, we report all our derivative instruments on a gross basis on our consolidated balance sheets. At both December 31, 2013 and 2012, no cash collateral had been posted nor received for any of our derivative positions.

The following tables present the impact of our derivative instruments on the consolidated financial statements (in thousands):

	Amount of Gain (Loss) Recognized in
	Other Comprehensive Income (Loss) on Derivatives (Effective Portion)
	Years Ended December 31,
Derivatives in Cash Flow Hedging Relationships	2013	2012	2011
Interest rate swaps (a)	$3,145	$(1,419)	$(1,028)
Interest rate cap (a)	67	(662)	-
Foreign currency forward contracts	(3,203)	(3,383)	1,300
Total	$9	$(5,464)	$272

	Amount of Gain (Loss) Reclassified from
	Other Comprehensive Income (Loss) into Income (Effective Portion)
	Years Ended December 31,
Derivatives in Cash Flow Hedging Relationships	2013	2012	2011
Interest rate swaps (b)	$1,284	$1,154	$533
Foreign currency forward contracts (c)	338	(912)	(254)
Total	$1,622	$242	$279
__________

(a)	Excludes net gains of $1.6 million, net losses of $0.4 million, and net losses of $1.1 million recognized on unconsolidated jointly-owned investments during 2013, 2012, and 2011, respectively.

(b)
During 2013 and 2012, we reclassified $0.4 million and $0.2 million, respectively, from Other comprehensive income (loss) into income related to ineffective portions of hedging relationships on certain interest rate swaps. No such amounts were reclassified during 2011. The amounts are included in in Interest expense in the consolidated financial statements.

(c)	Gains (losses) reclassified from Other comprehensive income (loss) into income for contracts that have settled are included in Other income and (expenses).

		Amount of Gain (Loss) Recognized in
		Income on Derivatives
	Location of Gain (Loss)	Years Ended December 31,
Derivatives Not in Cash Flow Hedging Relationships	Recognized in Income	2013	2012	2011
Embedded credit derivative (a)	Other income and (expenses)	$-	$(28)	$(17)
Stock warrants	Other income and (expenses)	189	-	(162)
Interest rate swaps (b)	Other income and (expenses)	-	-	(1,237)
Total		$189	$(28)	$(1,416)
__________

(a)	Included losses attributable to noncontrolling interests totaling less than $0.1 million for each of the years ended December 31, 2012 and 2011, respectively.

(b)
These derivative instruments were acquired in the CPA®:14/16 Merger and prior to the CPA®:14/16 Merger were designated as cash flow hedges by CPA®:14. Upon acquisition, we did not immediately designate these as hedges and therefore did not use hedge accounting on these instruments until they were designated as hedges in October 2011.

See below for information on our purposes for entering into derivative instruments and for information on derivative instruments owned by unconsolidated investments, which are excluded from the tables above.

Interest Rate Swaps and Cap

We are exposed to the impact of interest rate changes primarily through our borrowing activities. To limit this exposure, we attempt to obtain mortgage financing on a long-term, fixed-rate basis. However, from time to time, we or our investment partners may obtain variable-rate non-recourse mortgage loans and, as a result, may enter into interest rate swap agreements or interest rate cap agreements

Exhibit 99.2 — 34

Notes to Consolidated Financial Statements

with counterparties. Interest rate swaps, which effectively convert the variable-rate debt service obligations of the loan to a fixed rate, are agreements in which one party exchanges a stream of interest payments for a counterparty’s stream of cash flow over a specific period. The notional, or face, amount on which the swaps are based is not exchanged. An interest rate cap limits the effective borrowing rate of variable-rate debt obligations while allowing participants to share in downward shifts in interest rates. Our objective in using these derivatives is to limit our exposure to interest rate movements.

The interest rate swaps and cap that we had outstanding on our consolidated subsidiaries at December 31, 2013 that were designated as cash flow hedges are summarized as follows (currency in thousands):

	Number of	Notional	Fair Value at
Interest Rate Derivatives	Instruments	Amount	December 31, 2013
Interest rate swaps	10	$65,255	$(1,859)
Interest rate cap (a)	1	€50,069	81
			$(1,778)
__________

(a)	Fair value is based on the exchange rate of the euro at December 31, 2013.

The interest rate swaps that our unconsolidated jointly-owned investments had outstanding at December 31, 2013 and were designated as cash flow hedges are summarized as follows (currency in thousands):

	Ownership
	Interest in Investee	Notional	Fair Value at
Interest Rate Derivatives	at December 31, 2013	Amount	December 31, 2013
Interest rate swap (a)	25.0%	€122,713	$(11,995)
Interest rate swap	27.3%	$115,675	-
			$(11,995)
__________

(a)	Fair value is based on the exchange rate of the euro at December 31, 2013.

Foreign Currency Forward Contracts

We are exposed to foreign currency exchange rate movements, primarily in the euro and, to a lesser extent, certain other currencies. We manage foreign currency exchange rate movements by generally placing our debt service obligation on an investment in the same currency as the tenant’s rental obligation to us. This reduces our overall exposure to the net cash flow from that investment. However, we are subject to foreign currency exchange rate movements to the extent of the difference in the timing and amount of the rental obligation and the debt service. Realized and unrealized gains and losses recognized in earnings related to foreign currency transactions are included in Other income and (expenses) in the consolidated financial statements.

In order to hedge certain of our foreign currency cash flow exposures, we enter into foreign currency forward contracts. A foreign currency forward contract is a commitment to deliver a certain amount of currency at a certain price on a specific date in the future. By entering into forward contracts and holding them to maturity, we are locked into a future currency exchange rate for the term of the contract.

The following table presents the foreign currency derivative contracts we had outstanding at December 31, 2013, which were designated as cash flow hedges (currency in thousands):

	Number of	Notional	Fair Value at
Foreign Currency Derivatives	Instruments	Amount	December 31, 2013
Foreign currency forward contracts	25	€77,400	$(5,392)

Stock Warrants

We own stock warrants that were generally granted to us by lessees in connection with structuring initial lease transactions. These warrants are defined as derivative instruments because they are readily convertible to cash or provide for net cash settlement upon conversion.

Exhibit 99.2 — 35

Notes to Consolidated Financial Statements

Other

Amounts reported in Other comprehensive income (loss) related to interest rate swaps will be reclassified to Interest expense as interest payments are made on our variable-rate debt. Amounts reported in Other comprehensive income (loss) related to foreign currency forward contracts will be reclassified to Other income and (expenses) when the hedged foreign currency proceeds from foreign operations are repatriated to the U.S. At December 31, 2013, we estimate that an additional $1.1 million will be reclassified as interest expense during the next 12 months related to our interest rate swaps and cap and $1.2 million will be reclassified to Other income and (expenses) related to our foreign currency forward contracts.

We measure our credit exposure on a counterparty basis as the net positive aggregate estimated fair value of our derivatives, net of collateral received, if any. No collateral was received as of December 31, 2013. At December 31, 2013, our total credit exposure was $0.6 million and the maximum exposure to any single counterparty was $0.3 million.

Some of the agreements we have with our derivative counterparties contain certain credit contingent provisions that could result in a declaration of default against us regarding our derivative obligations if we either default or are capable of being declared in default on certain of our indebtedness. At December 31, 2013, we had not been declared in default on any of our derivative obligations. The estimated fair value of our derivatives that were in a net liability position was $7.9 million at both December 31, 2013 and 2012, respectively, which included accrued interest and any adjustment for nonperformance risk. If we had breached any of these provisions at both December 31, 2013 and 2012, we could have been required to settle our obligations under these agreements at their aggregate termination value of $8.5 million.

Portfolio Concentration Risk

Concentrations of credit risk arise when a group of tenants is engaged in similar business activities or is subject to similar economic risks or conditions that could cause them to default on their lease obligations to us. We regularly monitor our portfolio to assess potential concentrations of credit risk. While we believe our portfolio is reasonably well diversified, it does contain concentrations in excess of 10%, based on the percentage of our annualized contractual minimum base rent for the fourth quarter of 2013, in certain areas, as shown in the table below. The percentages in the table below represent our directly-owned real estate properties and do not include our share of equity investments or noncontrolling interests.

December 31, 2013
Region:
Total U.S.	63%
Germany	17%
Other Europe	17%
Total Europe	34%
Other international	3%
Total international	37%
Total	100%

Asset Type:
Industrial	33%
Warehouse/Distribution	24%
Retail	19%
Office	14%
All other	10%
Total	100%

Tenant Industry:
Retail	27%
All other	73%
Total	100%

Tenant:
Hellweg Die Profi-Baumärkte GmbH & Co. KG (Germany) (Retail industry)	13%

Exhibit 99.2 — 36

Notes to Consolidated Financial Statements

There were no significant concentrations, individually or in the aggregate, related to our unconsolidated jointly-owned investments.

Note 11. Debt

Non-Recourse Debt

Non-recourse debt consists of mortgage notes payable, which are collateralized by the assignment of real property and direct financing leases with an aggregate carrying value of approximately $2.2 billion and $2.4 billion at December 31, 2013 and 2012, respectively. At December 31, 2013, our mortgage notes payable bore interest at fixed annual rates ranging from 4.3% to 7.8% and variable contractual annual rates ranging from 1.2% to 6.9%, with maturity dates ranging from 2014 to 2038.

2013 — During 2013, we obtained new non-recourse mortgage financing totaling $16.0 million, with a weighted-average annual interest rate and term of 4.5% and 11.9 years, respectively. Of the total, $3.0 million related to an investment acquired during 2013. Of the total financing, $4.0 million bears interest at a variable rate that has been effectively converted to a fixed annual interest rate of 4.9% through the use of an interest rate swap.

During 2013, we divided a property into three parcels and sold one of the parcels to the tenant. In connection with the sale (Note 16), we extinguished a non-recourse mortgage loan, which had a carrying value of $70.4 million at the time of the extinguishment. We recognized a loss on the extinguishment of debt of $4.2 million, of which $2.5 million was recognized in Income from continuing operations and $1.7 million was recognized in Income (loss) from discontinued operations, net of tax.

During 2013, we sold five properties leased to one tenant. In connection with the sales, we repaid the outstanding mortgage loan encumbering the properties, which had a carrying value of $25.7 million on the date of sale (Note 16).

2012 — During 2012, we obtained new non-recourse mortgage financing totaling $50.1 million, with a weighted-average annual interest rate and term of 4.8% and 8.1 years, respectively. Of the total financing, $21.0 million bears interest at a variable rate that has been effectively converted to a fixed annual interest rate through the use of an interest rate swap.

During 2012, we refinanced maturing non-recourse mortgage loans totaling $22.0 million with new non-recourse financing totaling $25.5 million and a weighted-average annual interest rate and term of 5.0% and 6.9 years, respectively. Of the total financing, $10.0 million bears interest at a variable rate that has been effectively converted to a fixed annual interest rate through the use of an interest rate swap.

Exhibit 99.2 — 37

Notes to Consolidated Financial Statements

During 2012, we modified and partially extinguished the non-recourse mortgage loan related to our Hellweg 2 investment, which had a total balance of $352.3 million at the time of extinguishment. We recognized a gain on the extinguishment of debt of $5.9 million, inclusive of amounts attributable to noncontrolling interests of $4.2 million.

During 2012, we entered into an arrangement with one of our lenders on a non-recourse financing that enabled us to repay the outstanding indebtedness of approximately $10.0 million for cash of approximately $8.7 million. As part of this arrangement, we have a contingent obligation to pay the lender any proceeds received in excess of $6.0 million within two years from a sale of the previously-collateralized property. We have accounted for this as a troubled debt restructuring and, accordingly, we have not recognized a gain on the discounted payoff. We will recognize this gain upon expiration of the contingent obligation.

Line of Credit

On May 2, 2011, we entered into the Line of Credit with several banks, including Bank of America, N.A., which acts as the administrative agent. CPA 16 Merger Sub is the borrower, and we and the Operating Partnership are guarantors. On August 1, 2012, we amended the Line of Credit to reduce the amount available under the secured revolving credit facility from $320.0 million to $225.0 million, to reduce our annual interest rate from LIBOR plus 3.25% to LIBOR plus 2.50%, and to decrease the number of properties in our borrowing base pool. The Line of Credit is scheduled to mature on August 1, 2015, with an option by CPA 16 Merger Sub to extend the maturity date for an additional 12 months subject to the conditions provided in the Line of Credit. We incurred costs of $1.1 million to amend the facility, which are being amortized over the term of the Line of Credit.

Availability under the Line of Credit is dependent upon the number, operating performance, cash flows and diversification of the properties comprising the borrowing base pool. At December 31, 2013, availability under the line was $203.3 million, of which we had drawn $155.0 million.

The Line of Credit is fully recourse to us and contains customary affirmative and negative covenants, including covenants that restrict our and our subsidiaries’ ability to, among other things, incur additional indebtedness (other than non-recourse indebtedness), grant liens, dispose of assets, merge or consolidate, make investments, make acquisitions, pay distributions, enter into certain transactions with affiliates, and change the nature of our business or fiscal year. In addition, the Line of Credit contains customary events of default.

The Line of Credit stipulates certain financial covenants that require us to maintain certain ratios and benchmarks at the end of each quarter. We were in compliance with these covenants at December 31, 2013. In connection with the Merger, WPC repaid in full the $170.0 million balance on our Line of Credit on January 31, 2014 and the Line of Credit was terminated (Note 17).

Scheduled Debt Principal Payments

Scheduled debt principal payments during each of the next five calendar years following December 31, 2013 and thereafter are as follows (in thousands):

Years Ending December 31,	Total (a)
2014	$101,661
2015 (b)	240,031
2016	245,503
2017	639,173
2018	91,567
Thereafter through 2038	360,828
1,678,763
Unamortized discount, net (c)	(5,438)
Total	$1,673,325
__________

(a)	Certain amounts are based on the applicable foreign currency exchange rate at December 31, 2013.

(b)
Includes $155.0 million outstanding under our Line of Credit, which, as of December 31, 2013, was scheduled to mature in 2015. However, in connection with the Merger, WPC repaid in full the $170.0 million balance on our Line of Credit on January 31, 2014 (Note 17).

(c)
Represents the unamortized fair value adjustment of $5.4 million resulting from the assumption of property-level debt in connection with the CPA®:14/16 Merger, partially offset by a $1.0 million unamortized discount on a non-recourse loan that we repurchased from the lender.

Exhibit 99.2 — 38

Notes to Consolidated Financial Statements

Due to the weakening of the U.S. dollar relative to foreign currencies during 2013, the carrying value of our debt increased by $23.3 million from December 31, 2012 to December 31, 2013.

Note 12. Commitments and Contingencies

A purported class action complaint was filed on December 31, 2013 in the Supreme Court of the State of New York, County of New York against CPA®:16 – Global, WPC and one of its subsidiaries, and our board of directors. The complaint relates to the Merger and alleges breaches of fiduciary duty by the individual defendants, that the entity defendants aided and abetted such breaches, and that the Joint Proxy Statement/Prospectus relating to the Merger, dated December 5, 2013, contained inadequate disclosure about certain matters. The complaint demands that a class be certified and plaintiffs named as class representatives; supplemental disclosures to the Joint Proxy Statement/Prospectus be issued; the Merger be rescinded; damages be awarded; and plaintiffs’ attorneys fees and other costs be reimbursed. The case is currently pending.

At December 31, 2013, we were not involved in any material litigation. Various other claims and lawsuits arising in the normal course of business are pending against us. The results of these proceedings are not expected to have a material adverse effect on our consolidated financial position or results of operations.

Note 13. Equity

Distributions

Distributions paid to stockholders consist of ordinary income, capital gains, return of capital, or a combination thereof for income tax purposes. The following table presents annualized distributions per share reported for tax purposes and serves as a designation of

Exhibit 99.2 — 39

Notes to Consolidated Financial Statements

capital gain distributions, if applicable, pursuant to Internal Revenue Code Section 857(b)(3)(C) and Treasury Regulation § 1.857-6(e):

	Years Ended December 31,
	2013	2012	2011
Ordinary income	$0.3676	$0.3168	$0.4107
Return of capital	0.3048	0.3373	-
Capital gains	-	-	0.2535
Total distributions paid	$0.6724	$0.6541	$0.6642

We declared a quarterly distribution of $0.1676 per share in December 2012, which was paid on January 15, 2013 to stockholders of record at December 31, 2012 and of which 8.6% was deemed a taxable distribution for the year ended December 31, 2012.

We declared a quarterly distribution of $0.1684 per share in December 2013, which was paid on January 15, 2014 to stockholders of record at December 31, 2013.

The following table presents distributions per share reported for tax purposes of CPA 16 Merger Sub, which was formed in 2011:

	Years Ended December 31,
	2013	2012	2011
Ordinary income	$0.3839	$0.3382	$0.2978
Return of capital	0.2885	0.1634	-
Capital gains	-	-	0.2197
Total distributions paid	$0.6724	$0.5016	$0.5175

Transfers from Noncontrolling Interest

The following table presents a reconciliation of the effect of transfers in noncontrolling interest (in thousands):

	Years Ended December 31,
	2013	2012	2011
Net income attributable to CPA®:16 – Global	$32,738	$18,066	$9,500
Transfer from noncontrolling interest
Increase in CPA®:16 – Global’s additional paid-in capital through Hellweg 2 option exercise	2,057	-	-
Increase in CPA®:16 – Global’s additional paid-in capital through the CPA®:14/16 Merger	-	-	3,543
Change to net income attributable to CPA®:16 – Global and transfer from noncontrolling interest	$34,795	$18,066	$13,043

Accumulated Other Comprehensive Loss

The following table presents the components of Accumulated other comprehensive loss reflected in equity, net of tax. Amounts include our proportionate share of other comprehensive income or loss from our unconsolidated investments (in thousands):

	December 31,
	2013	2012	2011
Unrealized depreciation on marketable securities	$(48)	$(31)	$(74)
Foreign currency translation adjustments	(14,778)	(22,092)	(28,387)
Unrealized loss on derivative instruments	(8,804)	(10,452)	(4,601)
Reclassification of cumulative foreign currency translation adjustment due to Carrefour acquisition (Note 5)	5,532	5,532	5,532
Accumulated other comprehensive loss	$(18,098)	$(27,043)	$(27,530)

Exhibit 99.2 — 40

Notes to Consolidated Financial Statements

Reclassifications Out of Accumulated Other Comprehensive Loss

The following tables present a reconciliation of changes in accumulated other comprehensive loss by component for the periods presented (in thousands):

	Year Ended December 31, 2013
	Unrealized Gains (Losses) on Derivative Instruments	Unrealized Appreciation (Depreciation) on Marketable Securities	Foreign Currency Translation Adjustments	Total
Beginning balance	$(10,452)	$(31)	$(16,560)	$(27,043)
Other comprehensive (loss) income before reclassifications	(344)	(17)	9,814	9,453
Amounts reclassified from accumulated other comprehensive loss to:
Interest expense	1,284	-	-	1,284
Other income and (expenses)	338	-	-	338
Net income from equity investments in real estate	370	-	-	370
Total	1,992	-	-	1,992
Net current-period Other comprehensive income	1,648	(17)	9,814	11,445
Net current-period Other comprehensive income attributable to noncontrolling interests and redeemable noncontrolling interest	-	-	(2,500)	(2,500)
Ending balance	$(8,804)	$(48)	$(9,246)	$(18,098)

	Year Ended December 31, 2012
	Unrealized Gains (Losses) on Derivative Instruments	Unrealized Appreciation (Depreciation) on Marketable Securities	Foreign Currency Translation Adjustments	Total
Beginning balance	$(4,601)	$(74)	$(22,855)	$(27,530)
Other comprehensive (loss) income before reclassifications	(7,442)	43	7,905	506
Amounts reclassified from accumulated other comprehensive loss to:
Interest expense	1,154	-	-	1,154
Other income and (expenses)	(912)	-	-	(912)
Net income from equity investments in real estate	1,349	-	-	1,349
Total	1,591	-	-	1,591
Net current-period Other comprehensive income	(5,851)	43	7,905	2,097
Net current-period Other comprehensive income attributable to noncontrolling interests and redeemable noncontrolling interest	-	-	(1,610)	(1,610)
Ending balance	$(10,452)	$(31)	$(16,560)	$(27,043)

Exhibit 99.2 — 41

Notes to Consolidated Financial Statements

	Year Ended December 31, 2011
	Unrealized Gains (Losses) on Derivative Instruments	Unrealized Appreciation (Depreciation) on Marketable Securities	Foreign Currency Translation Adjustments	Total
Beginning balance	$(3,752)	$39	$(4,747)	$(8,460)
Other comprehensive loss before reclassifications	(1,388)	(92)	(13,341)	(14,821)
Amounts reclassified from accumulated other comprehensive loss to:
Interest expense	533	-	-	533
Other income and (expenses)	(254)	-	-	(254)
Net income from equity investments in real estate	260	-	-	260
Total	539	-	-	539
Net current-period Other comprehensive loss	(849)	(92)	(13,341)	(14,282)
Net current-period Other comprehensive income attributable to noncontrolling interests and redeemable noncontrolling interest	-	(21)	(4,767)	(4,788)
Ending balance	$(4,601)	$(74)	$(22,855)	$(27,530)

Note 14. Noncontrolling Interests

Noncontrolling Interests

Noncontrolling interests is the portion of equity in a subsidiary not attributable, directly or indirectly, to us. During 2013, a jointly-owned investment in which we and WPC held interests of 70% and 30%, respectively, and which we consolidated, sold all five of its properties (Note 16).

Redeemable Noncontrolling Interest

In 2007, CPA®:14, Corporate Property Associates 15 Incorporated (“CPA®:15”), and CPA®:16 – Global acquired a 33%, 40%, and 27% interest, respectively, in an entity (“Purchaser”) in which CPA®:16 – Global has the controlling interest, for the purposes of acquiring a 25% interest in a property holding company (“PropCo”) that owns 37 do-it-yourself stores located in Germany. The remaining 75% interest in PropCo was owned by a third party (“Partner”) and was classified as Redeemable noncontrolling interest in our consolidated financial statements. In this transaction, a separate entity that we also consolidate (“Lender”) issued a note receivable with interest at a fixed annual rate of 8% to the Partner (the “Hellweg 2 Note,” Note 6). These transactions are collectively referred to as the Hellweg 2 transaction. In November 2010, CPA®:14, CPA®:15, and CPA®:16 – Global obtained a 70% additional interest in PropCo from the Partner resulting in the Purchaser owning approximately 95% of PropCo. In 2011, CPA®:17 – Global acquired CPA®:14’s interests, and in 2012, WPC acquired CPA®:15’s interests.

In October 2013, the Partner’s remaining 5% equity interest in PropCo was acquired by CPA®:17 – Global and our Hellweg 2 Note was effectively redeemed in exchange for the redeemable noncontrolling interest in our PropCo subsidiary. Both the Hellweg 2 Note and the redeemable noncontrolling interest in our PropCo subsidiary had a carrying value of approximately $22.7 million at the time of redemption. This transfer of the remaining 5% interest resulted in PropCo incurring a German real estate transfer tax of $21.9 million, inclusive of amounts attributable to noncontrolling interests of $16.4 million, which has been recorded within Property expenses in our consolidated statements of income for the year ended December 31, 2013. PropCo intends to appeal the real estate transfer tax upon assessment, but there is no certainty it will be successful in appealing its obligation.

The following table presents a reconciliation of redeemable noncontrolling interest (in thousands):

Exhibit 99.2 — 42

Notes to Consolidated Financial Statements

	Years Ended December 31,
	2013	2012	2011
Beginning balance	$21,747	$21,306	$21,805
Foreign currency translation adjustment	905	441	(499)
Redemption of redeemable noncontrolling interest due to Hellweg 2 option exercise	(22,652)	-	-
Ending balance	$-	$21,747	$21,306

Note 15. Income Taxes

We have elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code. We believe we have operated, and we intend to continue to operate, in a manner that allows us to continue to qualify as a REIT. Under the REIT operating structure, we are permitted to deduct distributions paid to our stockholders and generally will not be required to pay U.S. federal income taxes. Accordingly, no provision has been made for U.S. federal income taxes in the consolidated financial statements.

We conduct business in the various states and municipalities within the U.S. and in Europe (primarily Germany), Canada, Mexico, Malaysia, and Thailand, and as a result, we file income tax returns in the U.S. federal jurisdiction and various state and certain foreign jurisdictions.

We account for uncertain tax positions in accordance with ASC 740, Income Taxes. The following table presents a reconciliation of the beginning and ending amount of unrecognized tax benefits (in thousands):

	Years Ended December 31,
	2013	2012
Beginning balance	$1,333	$1,150
Additions based on tax positions related to the current year	403	374
Reductions for expiration of statute of limitations	(260)	(191)
Ending balance	$1,476	$1,333

At December 31, 2013, we had unrecognized tax benefits as presented in the table above that, if recognized, would have a favorable impact on our effective income tax rate in future periods. We recognize interest and penalties related to uncertain tax positions in income tax expense. At both December 31, 2013 and 2012, we had $0.1 million of accrued interest related to uncertain tax positions.

Our provision for income taxes was $12.8 million, $11.0 million, and $11.5 million for the years ended December 31, 2013, 2012, and 2011, respectively. Our current year provision is comprised primarily of our current foreign tax provision totaling $11.4 million, of which $6.5 million relates to our Hellweg 2 investment and $2.4 million relates to the Carrefour Properties. We have no material federal income tax provision or deferred tax provision.

As of December 31, 2013 and 2012, we had net operating losses (“NOL”) in foreign jurisdictions of approximately $39.7 million and $38.1 million, respectively, translating to a deferred tax asset before valuation allowance of $9.1 million and $8.9 million, respectively. Our NOLs began expiring in 2011 in certain foreign jurisdictions. The utilization of NOLs may be subject to certain limitations under the tax laws of the relevant jurisdiction. Management determined that as of December 31, 2013 and 2012, $9.1 million and $8.9

Exhibit 99.2 — 43

Notes to Consolidated Financial Statements

million, respectively, of deferred tax assets related to losses in foreign jurisdictions did not satisfy the recognition criteria set forth in accounting guidance for income taxes and established valuation allowances for these amounts.

Our income tax returns are subject to audit by taxing authorities. Such audits can often take years to complete and settle. The tax years 2007 through 2013 remain open to examination by the major taxing jurisdictions to which we are subject.

We have elected to treat two of our corporate subsidiaries, which engage in hotel operations, as TRSs. These subsidiaries own hotels that are managed on our behalf by third-party hotel management companies. A TRS is subject to corporate federal income taxes and we provide for income taxes. One of these subsidiaries operated at a loss since inception until it became profitable in the fourth quarter of 2011. We recorded a full valuation allowance for this subsidiary’s NOL carry-forwards until the subsidiary turned profitable. We began to reverse portions of the valuation allowance when the subsidiary recognized taxable income. The other subsidiary became profitable in the first quarter of 2009, and therefore we have recorded a tax provision for this subsidiary.

Note 16. Discontinued Operations

From time to time, we may decide to sell a property. We may make a decision to dispose of a property when it is vacant as a result of tenants vacating space, tenants electing not to renew their leases, tenant insolvency, or lease rejection in the bankruptcy process. In such cases, we assess whether we can obtain the highest value from the property by selling it, as opposed to re-leasing it. We may also sell a property when we receive an unsolicited offer or negotiate a price for an investment that is consistent with our strategy for that investment. When it is appropriate to do so, we classify the property as an asset held for sale on our consolidated balance sheet and the current and prior period results of operations of the property are reclassified as discontinued operations.

The results of operations for properties that are held for sale or have been sold and with which we have no continuing involvement are reflected in the consolidated financial statements as discontinued operations and are summarized as follows (in thousands, net of tax):

	Years Ended December 31,
	2013	2012	2011
Revenues	$23,179	$20,734	$26,128
Expenses	(7,312)	(18,207)	(19,467)
Gain on deconsolidation of a subsidiary	4,699	-	1,167
(Loss) gain on sale of real estate	(318)	(4,087)	201
Loss on extinguishment of debt	(1,746)	(342)	(566)
Impairment charges	(12,349)	(11,294)	(14,222)
Allowance for credit losses	(5,732)	-	-
Income (loss) from discontinued operations	$421	$(13,196)	$(6,759)

2013 — During 2013, we sold 32 properties for a total of $127.2 million, net of selling costs, and recognized a net loss on the sales totaling $0.3 million, a loss on the extinguishment of debt of $1.7 million, and lease termination income of $8.1 million. These amounts excluded impairment charges totaling $3.0 million, inclusive of amounts attributable to noncontrolling interests of $0.9 million, recognized during 2013, $4.4 million, inclusive of amounts attributable to noncontrolling interests of less than $0.1 million, recognized during 2012, $0.4 million, inclusive of amounts attributable to noncontrolling interests of $0.1 million, recognized during 2011, and an allowance for credit losses totaling $5.7 million, inclusive of amounts attributable to noncontrolling interests of $1.7 million, recognized during 2013. The net loss on the sale of real estate excluded a gain on the sale of real estate of $0.1 million previously recognized during 2011. The loss on the extinguishment of debt excluded a net gain on the extinguishment of debt of $0.1 million previously recognized during 2012 and a loss on the extinguishment of debt of $0.1 million previously recognized during 2011. In connection with the sales of five properties leased to one tenant, we repaid the outstanding mortgage loan encumbering the properties, which had a carrying value of $25.7 million on the date of sale.

We divided one of the properties into three parcels and sold one of the parcels to the tenant for $27.3 million, net of selling costs, and recognized a gain on the sale of less than $0.1 million and a loss on the extinguishment of debt of $1.7 million. The determination to sell the parcel was made in conjunction with a modification to the lease agreement on the other parcels, which are occupied by the same tenant in the sold parcel. The modified lease agreement extended the term of the lease and increased annual rent.

In March 2013, a tenant in one of our domestic properties filed for bankruptcy and ceased paying rent to us. As a result, we suspended debt service payments on the related non-recourse mortgage loan. In April 2013, the bankruptcy court appointed a receiver to take possession of the property, and we no longer had control over the activities that most significantly impacted the economic performance

Exhibit 99.2 — 44

Notes to Consolidated Financial Statements

of the property. In June 2013, the property was sold in a foreclosure auction, at which point we deconsolidated the investment with carrying values for its net investment in properties, non-recourse debt, and accrued interest payable of $8.7 million, $13.0 million, and $0.4 million, respectively, and recognized a gain on the deconsolidation of $4.7 million, excluding an impairment charge of $9.3 million recognized during the first quarter of 2013.

2012 — During 2012, we sold 11 domestic properties for a total of $24.9 million, net of selling costs, and recognized a net loss on the sales totaling $4.1 million and a net loss on the extinguishment of debt totaling $0.4 million, excluding impairment charges totaling $6.9 million recognized during 2012 and $1.2 million previously recognized during 2011. The net loss on the extinguishment of debt excluded a loss on the extinguishment of debt of $0.1 million previously recognized during 2011.

In January 2012, we restructured our lease with PRG so as to extend the lease term to June 2029 and also give PRG the option to purchase the property at predetermined dates and prices during the lease term. If PRG does not exercise its purchase option, the property transfers to the tenant for $1 at the end of the lease term. The restructured lease is accounted for as a sales-type lease due to the automatic transfer of title at the end of the lease. At December 31, 2013, this asset was classified as Notes receivable on our consolidated balance sheets (Note 6).

2011 — During 2011, we sold 27 properties, of which the results of operations of 25 properties are reflected as discontinued operations in the consolidated financial statements. These 25 properties were sold for a total of $129.9 million, net of selling costs, and we recognized a net gain on the sales totaling $0.1 million and a net loss on the extinguishment of debt totaling $0.4 million, excluding impairment charges totaling $0.3 million recognized during 2011.

The sales included the sale by a jointly-owned investment in which we and CPA®:15 held interests of 70% and 30%, respectively, and which we consolidate, of several properties leased to PetSmart for $74.0 million in July 2011. Our share of the sale price was approximately $51.8 million. The investment used a portion of the sale proceeds to defease the non-recourse mortgage loan totaling $25.1 million on the related properties, of which our share was $17.6 million. As our interest was acquired at fair value through the CPA®:14/16 Merger in May 2011, the disposition did not result in a gain or loss. Rather, the difference between our initial provisional carrying amount and sales price was considered a measurement period adjustment (Note 3).

Income (loss) from discontinued operations, net of tax included activity related to the deconsolidation of a subsidiary which leased properties to International Aluminum Corp. In May 2011, International Aluminum Corp. filed for bankruptcy protection and terminated their lease with us in bankruptcy proceedings. In August 2011, we suspended debt service payments on the related non-recourse mortgage loan and the court appointed a receiver to take possession of the properties. As we no longer had control over the activities that most significantly impacted the economic performance of this subsidiary following possession by the receiver, we deconsolidated the subsidiary during the third quarter of 2011. At the date of deconsolidation, the property had a carrying value of $38.1 million, reflecting the impact of impairment charges totaling $12.4 million recognized during the second quarter of 2011, and the related non-recourse mortgage loan had an outstanding balance of $38.7 million. In connection with this deconsolidation, and under accounting guidance that existed at that time, we recognized a gain of $1.2 million.

Exhibit 99.2 — 45

Notes to Consolidated Financial Statements

Note 17. Subsequent Event

Management evaluated the activity of CPA®:16 – Global through March 3, 2014, the date the financial statements were issued, and concluded that the following subsequent event required disclosure in the Notes to the Consolidated Financial Statements.

Merger

On January 24, 2014, our stockholders and the stockholders of WPC approved the Merger and it was completed on January 31, 2014.

Subject to the terms and conditions of the merger agreement, our stockholders received shares of WPC common stock in exchange for their shares of CPA®:16 – Global stock, pursuant to an exchange ratio based upon a value of $11.25 per share of CPA®:16 – Global stock and the volume weighted average trading price (“VWAP”) of WPC common stock for the five consecutive trading days ending on the third trading day preceding the closing date of the transaction. Based on our outstanding common stock of 168,041,772 shares on January 31, 2014, which exclude the 38,229,294 shares held by WPC, and based on the VWAP of WPC common stock for the five days ended January 28, 2014 of 0.1830 shares, in the Merger WPC issued 30,729,878 shares of its common stock in exchange for the shares of our common stock it did not own. The aggregate value of such shares issued in the Merger was $1.8 billion, based on the closing price of WPC common stock on January 31, 2014 of $59.08 per share. No fractional shares were issued in the Merger, and our stockholders received cash in lieu of any fractional shares, aggregating $1.3 million. Additionally, in connection with the Merger, WPC repaid in full the $170.0 million balance on our Line of Credit on January 31, 2014.

Exhibit 99.2 — 46